


2025
ROCKY BRANDS
ANNUAL REPORT













DEAR SHAREHOLDERS:

I am pleased to report that 2025 was an outstanding year for Rocky Brands. Despite navigating one of the most challenging tariff environments our industry has faced, we delivered exceptional results that demonstrate the strength of our diversified brand portfolio, the resilience of our team, and the soundness of our strategic initiatives.

Our financial results tell a compelling story. We achieved mid-single digit revenue growth, increased gross margins 150 basis points, and delivered adjusted earnings per share growth of 28% to reach $3.26 per diluted share. These results are particularly impressive given unprecedented tariff pressures that emerged in the spring and intensified throughout the year.

What makes me especially proud is how we achieved these results. We didn't simply manage through challenges—we thrived by executing on multiple fronts simultaneously. We grew our top line across most brands and channels, maintained disciplined cost management, and meaningfully expanded gross margins despite tariff headwinds, and continued strengthening our balance sheet through debt reduction while returning capital to shareholders.

Our response to the tariff situation exemplifies the agility that defines Rocky Brands today. When tariffs on Chinese-sourced products increased significantly in April, we immediately implemented a comprehensive mitigation strategy: accelerating price increases across many of our footwear styles, ramping up production at our own facilities in the Dominican Republic and Puerto Rico, and diversifying our manufacturing base to include new partners in Vietnam, Cambodia, and India.

By year-end, we reduced our Chinese sourcing exposure substantially and positioned ourselves to manufacture approximately 50% of our inventory needs in-house during 2026, up from roughly 30% in 2025. This supply chain transformation not only mitigates tariff impacts but provides greater flexibility, improved quality control, and enhanced margin potential.

The true highlight of 2025 was broad-based strength across our brand portfolio, led by the remarkable performance of XTRATUF, which has emerged as a powerful growth engine for our company.

XTRATUF delivered exceptional results throughout 2025, consistently exceeding expectations with strong double-digit growth in every quarter. What began as a functional fishing boot brand has evolved into a lifestyle brand with expanding national appeal. Perhaps most exciting is that we believe we're just beginning to tap into XTRATUF's potential.

> **"we delivered exceptional results that demonstrate the strength of our diversified brand portfolio, the resilience of our team, and the soundness of our strategic initiatives"**

Muck rebounded strongly in 2025. More favorable weather conditions combined with improved inventory positions drove consistent growth, with our women's business achieving particularly strong double-digit increases. Strategic marketing initiatives delivered impressive results, including a very successful digital advertising campaign and a highly visible Good Morning America feature that significantly boosted brand awareness.

Durango maintained solid momentum with high single-digit growth for the year, driven by excellent performance with key accounts and steady strength in farm and ranch channels. Our strategy of balancing fresh, on-trend styles with legacy favorites continued resonating with retailers and consumers alike.

Georgia Boot showed progressive improvement throughout 2025. Our focus on optimizing the brand's value proposition through products that hit key price points while maintaining comfort and quality resonated broadly. New product launches featuring innovative flexibility and BOA lacing systems drove growth with major accounts and established excellent momentum heading into 2026.

Rocky collectively returned to growth this past year. Rocky Work continued steady performance with national safety footwear distributors, while new programs with farm and ranch retailers fueled growth. Rocky Outdoor showed encouraging signs with new product series, and Rocky Western's work/western hybrids excelled across multiple channels. Rocky Commercial Military and Duty rebounded nicely in the second half of 2025, with strong Public Service Division performance and resumed



momentum in Commercial Military as government funding deployment returned. A major milestone came when Rocky Brands earned USMC Hot Weather Boot Certification, opening access to significant future opportunities.

Our Retail segment was a standout performer, growing approximately 20% for the year. This growth was driven by robust performance across our direct-to-consumer e-commerce platforms, where enhanced digital marketing initiatives deepened consumer connections, and our Lehigh B2B custom fit business, which achieved consistent double-digit growth following the sales organization realignment completed in 2024. The segment's higher margins and direct consumer relationships make it a strategic priority for continued investment.

As we enter 2026, I am more optimistic about Rocky Brands' prospects than at any point in recent years. While tariff-related margin pressure will continue into the first half as we work through existing inventory, we expect to return to our historical gross margin run rate in the second half.

Our spring order book is robust, our supply chain transformation provides greater flexibility and reduced tariff exposure, our balance sheet is stronger, and our brand portfolio has never been more diversified or better positioned.

The results we delivered in 2025 reflect the extraordinary dedication of our entire Rocky Brands team. Navigating a rapidly changing tariff environment while simultaneously growing the business required exceptional effort and collaboration.

To our shareholders, thank you for your continued confidence and support. The strategic foundation we've built and the momentum we've established position Rocky Brands to deliver meaningful value creation in the years ahead. We enter 2026 as a stronger, more diversified, and more profitable company, fully equipped to capitalize on the exciting opportunities before us.

Sincerely,

Jason Brooks
Chairman, President, and Chief Executive Officer



FINANCIAL HIGHLIGHTS:*

ADJUSTED INCOME STATEMENT DATA ($000, except per share data)	2021	2022	2023	2024	2025
Net sales	$514,227	$611,906	$463,375	$453,772	**$481,976**
Gross margin	38.5%	36.6%	38.9%	39.4%	**40.9%**
Income from Operations	10.0%	7.9%	9.0%	8.3%	**8.3%**
Net income	$32,513	$24,073	$14,261	$18,973	**$24,542**
Net income per diluted share	$4.39	$3.27	$1.93	$2.54	**$3.26**
BALANCE SHEET					
Inventories	$232,464	$235,400	$169,201	$166,701	**$181,134**
Total assets	624,575	582,390	479,385	457,300	**477,488**
Total debt	270,044	256,896	173,130	128,737	**122,642**
Shareholders' equity	197,855	215,473	223,555	232,224	**252,088**

* Non-GAAP information presented



Net Sales *($millions)*

$514.2 (2021), $611.9 (2022), $463.4 (2023), $453.8 (2024), **$482.0 (2025)**



Net Income *Per Diluted Share*

$4.39 (2021), $3.27 (2022), $1.93 (2023), $2.54 (2024), **$3.26 (2025)**



Income from operations *as a % of net sales*

10.0% (2021), 7.9% (2022), 9.0% (2023), 8.3% (2024), **8.3% (2025)**



Total Debt *($millions)*

$270.0 (2021), $256.9 (2022), $173.1 (2023), $128.7 (2024), **$122.6 (2025)**




NET SALES INCREASE OF
6.2%

EPS INCREASE OF
28.3%





INCREASE IN GROSS MARGIN
150 BPS



ROCKY

We are here to serve those who serve. Rocky makes rugged, reliable boots for the hard-working men and women who depend on us. We serve the farmer, the hunter – those protecting our communities, and serving our country.



THANK YOU
ROCKY

ROCKY
ENTER TO WIN

ROCKY

The Original
MUCK
BOOT COMPANY

Muck is dedicated to delivering boots and footwear that are 100% MUCKPROOF: remarkably protective, exceptionally comfortable, totally waterproof, and designed to brave every element for work (and life) in the Muck.





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bluecollar WORKWEAR

Georgia Boot®

Georgia Boot is built for those who take pride in a hard day's work. From the first shift to the last, we create performance-enhancing footwear engineered for the physical demands of real trades—so they can build more, do more, and leave a lasting mark.







XTRATUF®

XTRATUF is built for the worst, so you perform your best. Keeps you upright, safe and moving forward in places where you feel most alive. Alaska Proven. Built For All.









DURANGO®

Lightweight, tough, and unbelievable comfortable, Durango® boots are designed for your western life. Whether you're riding and roping; on the job or out on the town, Durango® boots are made for what you do. This is Durango® Country.

















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WHAT WINNERS WEAR

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Adventure is
WITHIN RANGE
Introducing a new tagline with a Range of potential. You can Range free with confidence. You can adventure within your Range. The Range of possibilities are endless.
The message enforces that there's more within range than you think. Adventure doesn't have to be something you travel far for, or spend a lot of money on. It can be something simple, even impulsive. You pull over on the way home for a quick walk on a local trail, you invent a new game with your kids in the back yard, or your friends call you up to go play ice hockey or skating. This language celebrates the adventure found in the every day, if you're willing to look for it.
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As the innovative leader of managed PPE programs offering safety footewear, wellness protection & prescription safety eyewear, Lehigh CustomFit provides companies simplified solutions to secure employee compliance, improve productivity & relieve logistic pain points.

















UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: **001-34382**

ROCKY BRANDS, INC.

(Exact name of registrant as specified in its charter)

Ohio	**No. 31-1364046**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

39 East Canal Street, Nelsonville, Ohio 45764
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code **(740) 753-1951**

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading symbol	Name of exchange on which registered
Common Stock – No Par Value	RCKY	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter was $159,623,943, determined using a per share closing price of $22.19, as quoted by Nasdaq on that date.

There were 7,536,488 shares of the registrant's Common Stock outstanding on February 27, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

Page

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, the factors discussed in "Item 1A. Risk Factors." The Company undertakes no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1. BUSINESS.

All references to "we," "us," "our," "Rocky Brands," or the "Company" in this Annual Report on Form 10-K mean Rocky Brands, Inc. and our subsidiaries.

We are a leading designer, manufacturer and marketer of premium quality footwear and apparel marketed under a portfolio of well recognized brand names, including The Original Muck Boot Company ("Muck"), XTRATUF, Rocky, Durango, Georgia Boot, Lehigh CustomFit ("Lehigh"), Ranger, and the licensed brand Michelin. Our brands have a long history of representing high quality, comfortable, functional, and durable footwear and our products are organized around six target markets: work, outdoor, western, commercial military, duty, and military. Our footwear products incorporate varying features and are positioned across a range of suggested retail price points from $45.00 for our value priced products to $680.00 for our premium products. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

The Company's portfolio of brands is organized into the following reportable segments, in which our products are distributed:

- Wholesale
- Retail
- Contract Manufacturing

Wholesale

We distribute Muck, XTRATUF, Rocky, Durango, Georgia Boot, Lehigh, Ranger, and Michelin products through a wide range of Wholesale distribution channels throughout the world. Our Wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, mass merchants, uniform stores, farm store chains, specialty safety stores, specialty retailers, and online retailers. As of December 31, 2025, our products were offered for sale in thousands of retail locations across the U.S. and Canada as well as several international markets, such as Europe.

We sell to wholesale accounts in the U.S. through a dedicated in-house sales team, and exclusive, as well as independent, sales representatives who carry our branded products and other non-competing products. Our sales force is organized around major accounts, including Amazon, Boot Barn, Tractor Supply Company, and Bass Pro, and around our target markets: work, outdoor, western, commercial military, duty, and military. Our sales force is also organized around brands, regions and customers to target a broad range of distribution channels. All our salespeople actively call on their retail customer base to educate them on the quality, comfort, technical features, and breadth of our product lines and to ensure that our products are displayed effectively at retail locations.

Our Wholesale distribution channels vary by market:

- Our work-related products are sold primarily through work-related retailers, farm and ranch stores, specialty safety stores, independent shoe stores, hardware stores, and online retailers;

- Our outdoor products are sold primarily through sporting goods stores, outdoor specialty stores, online retailers, and mass merchants;

- Our western products are sold through western stores, work stores, specialty farm and ranch stores, online retailers, and fashion-oriented footwear retailers;

- Our commercial military products are sold primarily through base exchanges, such as the Army Air Force Exchange Store (AAFES) and consumer e-commerce websites; and

- Our duty products are sold primarily through uniform stores, and online retailers.

Retail

We market products directly to consumers through three retail strategies:

- Lehigh business-to-business including direct sales and through our CustomFit websites;

- Consumer e-commerce websites (B2C) and third-party marketplaces; and

- Our Rocky Outdoor Gear Store.

Lehigh

We sell our Lehigh brand of safety shoes along with in-house and third-party branded work product to our business customers directly through our CustomFit websites, which are tailored to the specific needs of our customers. Our customers' employees order directly through their employers established CustomFit website, and the footwear is delivered directly to the customer via a common freight carrier.

Websites

We sell our product lines on our websites at *muckbootcompany.com, xtratuf.com, rockyboots.com, durangoboot.com, georgiaboot.com, lehighoutfitters.com, lehighsafetyshoes.com,* and *slipgrips.com*, as well as through online third-party marketplaces. We believe that our internet presence allows us to showcase the breadth and depth of our product lines in each of our target markets and enables us to educate our consumers about the unique technical features of our products.

Outdoor Gear Store

We operate the Rocky Outdoor Gear Store in Nelsonville, Ohio. Our outdoor gear store primarily sells first quality current and discontinued products in addition to a limited amount of factory damaged goods. Related products from other manufacturers are also sold in the store. Our outdoor gear store allows us to showcase the breadth of our product lines as well as to cost-effectively sell slow-moving inventory. Our outdoor gear store also provides an opportunity to interact with consumers to better understand their needs.

Contract Manufacturing

While we are focused on continuing to build our Wholesale and Retail business, we also actively bid, from time to time, on eligible footwear contracts with the U.S. Military. In addition to contracts with the U.S. Military, we bid on private label contracts. Our sales under such contracts are dependent on us winning the bids for these contracts.

Brands and Product Lines

Our products are marketed under eight well-recognized, proprietary brands: Muck, XTRATUF, Rocky, Durango, Georgia Boot, Lehigh, and Ranger, in addition to the licensed brand Michelin.

Muck

Muck was founded in 1999 and has pioneered the premium rubber and neoprene boot category by delivering high quality, innovative, weatherproof, and comfortable products. Our current line of Muck footwear products is offered at suggested U.S. retail price points ranging from $65.00 to $250.00. Through widespread consumer validation in the farm, agriculture, hunt, and equestrian markets, Muck has been able to expand to new markets such as outdoor, gardening, industrial, and general work, as well as to new international regions such as the U.K., Norway, and Germany to reach new consumers. Both new and existing consumer groups have welcomed line extensions from the brand as the total catalog expands beyond its core offering into premium leather and other new footwear categories.

XTRATUF

Since the early 1950s, XTRATUF has been a leading outfitter in the commercial, sport, and recreational fishing market, having provided fishermen with capable, comfortable, and reliable footwear for use in the harshest conditions. With roots in Alaska and continued widespread use by those who live there, the XTRATUF brand has been able to expand to other regions throughout North America and most recently in the U.K. and Japan. Fueled by the strong growth in the outdoor market, particularly white boat lifestyle and sport fishing, the brand has been adopted by non-fishermen seeking quality, functional footwear. Our current line of XTRATUF footwear products is offered at suggested U.S. retail price points ranging from $45.00 to $205.00.

Rocky

Rocky, established in 1979, is our premium priced line of branded footwear, apparel, and accessories. We currently design Rocky products for each of our six target markets and offer our products at a range of suggested U.S. retail price points: $85.00 to $439.00 for our footwear products; and $18.00 to $160.00 for our apparel and accessory lines.

The Rocky brand originally targeted outdoor enthusiasts, particularly hunters, and has since become a market leader in the hunting and rugged casual category. In 2002, we also extended into hunting apparel, including jackets, pants, gloves, and caps. Our Rocky products for hunters and other outdoor enthusiasts are designed for specific weather conditions and the diverse terrains of North America. These products incorporate a range of technical features and designs such as waterproof breathable fabric, 3M Thinsulate insulation, nylon Cordura fabric and camouflaged uppers featuring either Venator, Mossy Oak or Realtree patterns. We use rugged outsoles made by industry leaders like Vibram, as well as our own proprietary design features, to make the products durable and easy to wear.

In 2002, we introduced Rocky work footwear designed for varying weather conditions or difficult terrain, particularly for people who make their living outdoors such as those in lumber, forestry, construction, and oil & gas occupations. These products typically include many of the proprietary features and technologies that we incorporate in our hunting and outdoor products.

We have introduced western influenced work boots for farmers and ranchers. Most of these products are waterproof, come in soft toe and safety toe options, and utilize our proprietary comfort systems.

We also produce Rocky duty and commercial military, public service footwear targeting law enforcement professionals, military, security workers, fire industry professionals, and postal service employees, and we have established leading market share positions in these categories.

Durango

Durango Boots was established in 1966 and manufactures premium western footwear for men, women, and kids. For over half a century, Durango has earned a reputation for building authentic western boots using exceptional materials and innovative constructions. Our current line of Durango products is offered at suggested U.S. retail price points ranging from $90.00 to $680.00. Our brand portfolio categories include work-western, farm and ranch, western-performance, premium exotics, fashion-forward, and casual wear.

Many of our western products are marketed to core western and aspirational western consumers who have an affinity and loyalty to the western lifestyle. Such products include high-performance technologies that include our patented Dually Shank System, which provides twice the torsion stability and midfoot support, and various footbeds that offer flexibility, comfort, and support for immediate gratification.

Georgia Boot

Georgia Boot was launched in 1937 and is our moderately priced, high-quality line of work and rugged lifestyle footwear. Georgia Boot footwear is sold at suggested U.S. retail price points ranging from $115.00 to $285.00. This line of products primarily targets blue collar workers across various trades, including construction, logging, warehousing, landscaping and farming. Many of our boots incorporate safety toes and non-slip outsoles to prevent injuries in the workplace. We also offer other more specialized protective features, such as puncture resistance, as well as metatarsal guards that protect wearers' feet from heavy objects. Each boot is designed to meet the demands of specific trades while also integrating cutting-edge technology and materials to create the most comfortable and durable footwear that is tough enough to handle the rigors found on job sites across America.

Lehigh

The Lehigh brand was established in 1922 as a high-quality line of occupational safety footwear that later expanded into a full-service program offering. While still manufacturing and selling branded core product, the brand primarily focuses on providing managed employee programs to companies that require and provide subsidies to their employees to wear safety footwear and prescription safety eyewear. Most of the footwear incorporates a protective toe and can include a metatarsal guard, puncture-resistant, slip-resistant outsole and special materials to combat caustic substances. Lehigh offers an extensive selection of footwear styles to fit any work environment and also offers prescription safety eyewear that meets OSHA safety standards. Lehigh's unique business model provides companies with customizations to fit their needs and digital tools for greater visibility and control of their program. As the established leader in the industry, Lehigh introduced and utilizes 3DFit technology and wellness foot products as a way to elevate safety and improve productivity and employee satisfaction. By providing an accurate fit, body aligning orthotics and anti-fatigue compression, Lehigh helps companies go beyond accident protection to full body wellness protection. Lehigh provides and improves safety and health to a wide range of customer accounts in the industrial, distribution, hospitality, and healthcare industries.

The Lehigh brand line of safety shoes has suggested U.S. retail price points ranging from $91.00 to $295.00. Prescription safety eyewear has suggested retail price points of $225.00 to $315.00.

Ranger

Ranger primarily serves the outdoor recreational market and offers a range of pac boots that are built for wet and cold weather that provide exceptional comfort and function at a value price. Our current line of Ranger footwear products is offered at suggested U.S. retail price points ranging from $50.00 to $90.00.

Michelin

Michelin is a premier price point line of work footwear targeting specific heavy industrial professions, that are primarily indoor. The license to design, develop, and manufacture footwear under the Michelin name was secured in 2006. Suggested U.S. retail prices for the Michelin brand are from $230.00 to $250.00. The license agreement for the Michelin brand expires on December 31, 2028.

Product Lines

Our brands are organized into six distinct product lines, which consist of high-quality products that target the following markets:

- *Work.* Our work product line consists of footwear and apparel marketed to industrial and construction workers, as well as workers in the hospitality industry, such as restaurants or hotels and those who partake in farm and ranch work. All of our work products are specially designed to be comfortable, incorporate safety features for specific work environments or tasks and meet applicable federal and other standards for safety. This category includes products such as safety toe footwear for industrial and construction workers and non-slip footwear for hospitality workers.

- *Outdoor.* Our outdoor product line consists of footwear, apparel and accessory items marketed to outdoor enthusiasts who spend time actively engaged in activities such as hunting, fishing, camping, and hiking. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features, and we are committed to ensuring our products reflect the most advanced designs, features, and materials available in the third-party marketplace. Our outdoor product lines consist of all-season sport/hunting and fishing footwear, apparel and accessories that are typically waterproof, insulated, and are designed to keep outdoor enthusiasts comfortable on rugged terrain or in extreme weather conditions.

- *Western.* Our western product line currently consists of authentic footwear products marketed to farmers and ranchers who generally live in rural communities in North America. In addition, we have western styles that are marketed for fashion and casual wear.

- *Commercial Military.* Our commercial military product line consists of footwear products marketed to military personnel as a substitute for the government issued military boots. Our commercial military boots are designed to be comfortable, lightweight, and durable and are marketed under the Rocky brand name.

- *Duty.* Our duty product line consists of footwear products marketed to law enforcement, security personnel, and postal employees who are required to spend a majority of their time at work on their feet. All of our duty footwear styles are designed to be comfortable, flexible, lightweight, slip resistant, and durable. Duty footwear is generally designed to fit as part of a uniform and typically incorporates stylistic features, such as black leather uppers in addition to the comfort features that are incorporated in all of our footwear products.

- *Military.* Our military product line consists of footwear products designed specifically for U.S. Military personnel. These footwear products are designed and manufactured to meet rigorous specification requirements, which include lightweight, durable, waterproof footwear products manufactured in the U.S. The U.S. Military products are marketed under the Rocky brand name.

Competitive Strengths

Our competitive strengths include:

- *Strong portfolio of brands.* We believe the Muck, XTRATUF, Rocky, Durango, Georgia Boot, Lehigh, Ranger, and Michelin brands are well recognized and established names that have a reputation for performance, quality, and comfort in the markets they serve: work, outdoor, western, commercial military, duty, and military. We plan to continue strengthening these brands through product innovation in existing footwear markets, by extending certain of these brands into our other target markets and by introducing complementary apparel and accessories under our own brands.

- *Commitment to product innovation.* We believe a critical component of our success in the third-party marketplace has been a result of our continued commitment to product innovation. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features and designs. We have a dedicated group of product design and development professionals, including well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features, and materials available in the third-party marketplace.

- *Long-term retailer relationships.* We believe that our long history of designing, manufacturing and marketing premium quality, branded footwear has enabled us to develop strong relationships with our retailers in each of our distribution channels. We reinforce these relationships by continuing to offer innovative footwear products, by continuing to meet the individual needs of each of our retailers and by working with our retailers to improve the visual merchandising of our products in their stores. We believe that strengthening our relationships with retailers will allow us to increase our presence through additional store locations and expanded shelf space, improve our market position in a consolidating retail environment and enable us to better understand and meet the evolving needs of both our retailers and consumers.

- *Diverse product sourcing and manufacturing capabilities.* We believe our strategy of utilizing both company operated and third-party facilities for the sourcing of our products offers several advantages. Operating our own facilities significantly improves our knowledge of the entire production process, which allows us to more efficiently source product from third parties that is of the highest quality and at the lowest cost available. We intend to continue to source a higher proportion of our products from third-party manufacturers, which we believe will enable us to obtain high quality products at lower costs per unit.

Growth Strategy

We intend to increase our sales through the following strategies:

- *Expand into new target markets under existing brands.* We believe there is significant opportunity to extend certain of our brands into our other target markets. We intend to continue to introduce products across varying feature sets and price points in order to meet the needs of our customers.

- *Cross-sell our brands to our retailers.* We believe that many retailers of our brands target consumers with similar characteristics and, as a result, we believe there is significant opportunity to offer each of our retailers a broader assortment of footwear and apparel that target multiple markets and span a range of feature sets and price points.

- *Expand business internationally.* We intend to extend certain of our brands into international markets. We believe this is a significant opportunity because of the long history and authentic heritage of these brands. We intend to grow our business internationally through a network of distributors.

- *Grow our e-commerce business.* We intend to drive business to our branded e-commerce websites as well as third-party marketplace platforms. We believe there is an opportunity to capitalize on the changes in the market to online shopping as we focus advertising efforts and maximize our distribution capabilities.

- *Increases in our Lehigh business.* We believe that our business-to-business CustomFit platform has ample opportunity to grow as we continue to pursue large manufacturers, distributors, and other companies who are reliant on safety footwear programs. We feel that diversifying our product lines and continuing to provide an easy, no hassle approach to purchasing will allow us to expand within the market.

- *Acquire or develop new brands.* We intend to continue to acquire or develop new brands that are complementary to our portfolio and could leverage our operational infrastructure and distribution network.

Marketing and Advertising

We believe that our brands have a reputation for high quality, comfort, functionality, and durability built through their long history in the markets they serve. To further increase the strength and awareness of our brands, we have developed comprehensive marketing and advertising programs to gain national exposure and expand brand awareness for each of our brands in their target markets.

We have focused the majority of our advertising efforts on both digital advertising and consumer advertising in support of our retail partners. Digital advertising includes online brand level marketing, search engine pay-per-click, retargeting, and social media targeting. A key component to supporting our retail partners includes in-store point of purchase materials that add a dramatic focus to our brands and the products our retail partners carry. We also advertise through targeted connected television advertisements and print publications aimed at audiences that share the demographic profile of our typical customers. In addition, we promote through event sponsorships which provide significant national exposure for all of our brands as well as a direct connection to our target consumer. Our print advertisements and television commercials emphasize the technical features of our products as well as their high quality, comfort, functionality and durability.

We also support independent dealers by listing their locations in our national print advertisements. In addition to our national advertising campaigns, we have developed attractive merchandising displays and store-in-store concept fixturing that are available to our retailers who purchase the breadth of our product lines. We also attend numerous tradeshows which allow us to showcase our entire product line to retail buyers and have historically been an important source of new accounts.

Product Design and Development

We believe that product innovation is a key competitive advantage for us in each of our markets. Our goal in product design and development is to continue to create and introduce new and innovative footwear and apparel products that combine our standards of quality, functionality, and comfort and that meet the changing needs of our retailers and consumers. Our product design and development process is highly collaborative and is typically initiated both internally by our development staff and externally by our retailers and suppliers, whose employees are generally active users of our products and understand the needs of our consumers. Our product design and development personnel, marketing personnel, and sales representatives work closely together to identify opportunities for new styles, patterns, design improvements and newer, more advanced materials. We have a dedicated group of product design and development professionals, some of whom are well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the third-party marketplace.

Manufacturing and Sourcing

We manufacture footwear in facilities that we own and operate in the Dominican Republic, Puerto Rico, and Chuzhou, China and source footwear, apparel, and accessories from third-party facilities in Vietnam, China, the Dominican Republic, Cambodia, Puerto Rico, India, and Mexico. We do not have long-term contracts with any of our third-party manufacturers. We believe that operating our own facilities significantly improves our knowledge of the entire raw material sourcing and manufacturing process, which enables us to more efficiently source finished goods from third parties that are of the highest quality and at the lowest cost available, as well as reduce our lead times. In addition, our Puerto Rico facility allows us to produce footwear for the U.S. Military and other commercial businesses that require production by a U.S. manufacturer. Sourcing products from offshore third-party facilities generally enables us to lower our costs per unit while maintaining high product quality and limits the capital investment required to establish and maintain company operated manufacturing facilities. Because quality is an important part of our value proposition to our retailers and consumers, we source products from manufacturers who have demonstrated the intent and ability to maintain the high quality that has become associated with our brands.

Quality control is stressed at every stage of the manufacturing process and is monitored by trained quality assurance personnel at each of our manufacturing facilities, including our third-party factories. In addition, we utilize a team of procurement, quality control, and logistics employees in our China office and a third-party quality control service provider to visit factories to conduct quality control reviews of raw materials, work in process inventory and finished goods. We also utilize quality control personnel at our finished goods distribution facilities to conduct quality control testing on incoming sourced finished goods. Random samples are selected for inspection from inbound finished goods shipments from each of our manufacturing and sourcing facilities to ensure that all items meet our high-quality standards.

Foreign Operations and Sales Outside of the U.S.

Our products are primarily distributed in the U.S., Canada, the U.K., and other international markets, mainly in Europe. We ship our products from our finished goods distribution facilities located in Ohio and Nevada. Select retailers receive shipments directly from our manufacturing sources, including all of our U.S. Military sales, which are shipped directly from our manufacturing facility in Puerto Rico. Net sales to foreign countries represented approximately 2.3% of net sales in 2025 and 3.2% of net sales in 2024.

As previously mentioned, we also maintain manufacturing facilities that we operate in the Dominican Republic and Chuzhou, China. In addition, we utilize an office in China to support our contract manufacturers.

The net book value of fixed assets located outside of the U.S. totaled $11.1 million at December 31, 2025, of which approximately $3.7 million resides in the Dominican Republic and approximately $7.4 million resides in China.

Resources and Suppliers

We purchase raw materials from sources worldwide. We do not have long-term supply contracts for the purchase of our raw materials. The principal raw materials used in the production of our products, in terms of dollar value, are leather, Cordura nylon fabric and soling materials. We believe these materials will continue to be available from our current suppliers. However, in the event these materials are not available from our current suppliers, we believe these products, or similar products, would be available from alternative sources.

Seasonality and Weather

Historically, we have experienced significant seasonal fluctuations in our business as many of our footwear products are used by consumers in adverse weather conditions. In order to meet these demands, we must manufacture and source footwear year-round to be able to ship advance and at-once orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of the year. In addition, mild or dry weather conditions historically have had a material adverse effect on sales of our outdoor products, particularly if they occurred in broad geographical areas during late fall or early winter.

Backlog

The dollar amount of our order backlog as of any date may not be indicative of actual future shipments and, accordingly, is not material to an understanding of our business taken as a whole.

Intellectual Property

We rely on a combination of our trademarks, patents, and other intellectual property rights, as well as contractual provisions to protect our brands, product designs, technology, marketing materials, and other proprietary research and development, although no such methods can afford complete protection. We own numerous design and utility patents for footwear and footwear components (such as insoles and outsoles) in the U.S. and in several countries where our products are sold or manufactured, including China. We own numerous U.S. and foreign registrations for the patents and trademarks used in our business, including our major brands Muck, XTRATUF, Rocky, Durango, Georgia Boot, Lehigh, and Ranger. In addition, we license the use of third-party trademarks, including Michelin, in order to market our products.

Our license with Michelin Lifestyle Limited permits us to use the Michelin brand and related marks on our products. Our license agreement with Michelin Lifestyle Limited to use the Michelin name expires on December 31, 2028.

In the U.S. and China, our design patents are generally in effect for 15 years from the date of issuance. Our utility patents are generally in effect for 20 years from the date of the filing of the patent application. Our trademarks are generally valid as long as they are in use and their registrations are properly maintained.

While we have an active program to protect our intellectual property by filing for patents and trademark registrations, we do not believe that our overall business is materially dependent on any individual patent or trademark. We are not aware of any material infringement of our intellectual property rights or that we are infringing any intellectual property rights owned by third parties. Moreover, we are not aware of any material conflicts concerning our trademarks or those owned by others. We actively enforce our trademarks and patents, and pursue those who infringe upon them, whether domestically or internationally, as we deem appropriate.

Competition

We operate in a very competitive environment. Product function, design, comfort, quality, technological, and material improvements, brand awareness, product delivery timeliness and pricing are all important elements of competition in the markets for our products. We believe that the strength of our brands, the quality of our products, and our long-term relationships with a broad range of retailers allow us to compete effectively in the footwear and apparel markets that we serve. However, we compete with footwear and apparel companies that have greater financial, marketing, distribution and manufacturing resources than we do. In addition, many of these competitors have strong brand name recognition in the markets they serve.

The footwear and apparel industry is also subject to rapid changes in consumer preferences. Some of our product lines are susceptible to changes in both technical innovation and fashion trends. Therefore, the success of these products and styles are dependent on our ability to anticipate and respond to changing product, material and design innovations, as well as fashion trends and consumer demands in a timely manner. Our inability or failure to do so could adversely affect consumer acceptance of these product lines and styles and could have a material adverse effect on our business, financial condition and results of operations.

Human Capital

As of December 31, 2025, we employed over 2,200 employees. Approximately 1,700 of our employees work in our manufacturing facilities in the Dominican Republic, Puerto Rico and Chuzhou, China. We believe our relations with our employees are in good standing.

Employee Well Being

Founded from the humble beginnings of a small, family-owned business, our employees have always been the key to making our Company successful. As such, we believe that fostering an environment that advocates for all areas of employee health (including physical, mental and emotional) is crucial. We offer a tuition assistance reimbursement program and an employee assistance program, which can assist employees in various aspects of their personal life and overall well-being. We also encourage our employees to take continuing education classes that will aid in their day-to-day work responsibilities and we promote a healthy lifestyle through monthly newsletters and various health focused events throughout the year.

The health and safety of our employees is one of our highest priorities. Our Health and Wellness Committee strives to educate our employees on the importance of taking care of yourself both inside and outside the workplace. Throughout the year we contract with various health and wellness professionals outside of our organization to hold educational sessions for our employees both in-person and virtually. Nothing is more fundamental than providing our employees with an environment where they feel safe, secure and supported.

Talent Recruitment, Retention and Development

Our employee culture is built on our core values of integrity, responsibility and humility. The ability to attract, retain, and develop talented employees is crucial to our long-term success. We focus on attracting, developing, and retaining highly talented individuals through practices that promote our core values. We recruit through a variety of outreach methods including our *rockybrands.com/careers* website and other online platforms, such as LinkedIn, college recruitment efforts, network relationships and direct communication with career centers. When new employment opportunities within our Company arise, we send out internal communications to inform all associates of new openings. We review internal applications for consideration before considering external applicants.

We strive to maximize engagement with our employees in a variety of ways, including scheduled meetings between employees and executive leadership within the first few months of employment, face-to-face and virtual interviews with employees following 60 days and one year of employment, annual performance evaluations, regular check-in surveys and exit surveys. We also rely on our management team to influence growth and develop a path for success with employees on each team within our organization. Quarterly, our CEO and COO/CFO hold all-employee communication meetings to keep our employees apprised of recent happenings within our organization and to allow employees a forum for their voice to be heard.

We are committed to having a workforce which reflects a wide range of perspectives as well as varied professional and educational backgrounds. We strive to provide an environment that allows our employees to bring their authentic selves to work every day, and we are committed to fostering a workplace that is free of discrimination, harassment, and which promotes allyship, advocacy, and an overall sense of belonging.

Compensation and Benefits

Our compensation structure is set up to reward employees for performance. We regularly evaluate employee compensation to ensure it is competitive and in-line with market benchmarks and to reward employees who perform at a high level. We offer comprehensive benefit programs to our employees including medical, dental, and vision. We also provide a 401(k) match and safe harbor contribution, paid time off, including maternal and paternal leave, life insurance, and long-term and short-term disability.

Available Information

As required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The SEC maintains a website that contains information about issuers, like us, who file electronic reports with the SEC. The address of the SEC's website is *www.sec.gov*. In addition, we make available free of charge on our corporate website, *www.rockybrands.com*, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. Our website also contains our Corporate Governance Guidelines and Code of Business Conduct and Ethics as well as the charters of the Audit, Compensation, and Nominating and Corporate Governance committees of the Board of Directors. Except as specifically incorporated by reference into this Annual Report on Form 10-K, information on those websites is not part of this report.

ITEM 1A. RISK FACTORS.

An investment in our common stock is subject to certain risks inherent in our business. Before making an investment decision, investors should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this Annual Report on Form 10-K. If any of the following risks occur, our business, results of operations, financial condition, and cash flows could be materially and adversely affected. These described risks are not the only risks facing us. Additional risks and uncertainties not known to us or that we deem to be immaterial also may materially adversely affect our business, results of operations, financial condition, and cash flows. If any of these risks were to materialize, the value of our common stock could decline significantly.

Business Risks

Expanding our brands into new footwear and apparel markets may be difficult and expensive, and if we are unable to successfully continue such expansion, our brands may be adversely affected, and we may not achieve our planned sales growth.

Our growth strategy is founded substantially on the expansion of our brands into new footwear and apparel markets. New products that we introduce may not be successful with consumers or one or more of our brands may fall out of favor with consumers. If we are unable to anticipate, identify or react appropriately to changes in consumer preferences, we may not grow as fast as we plan to grow. This could cause our sales to decline, brand image to suffer and operating performance to deteriorate.

Furthermore, achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in our expenses, and there can be no assurance that we will have the resources necessary to undertake such efforts. Material increases in our expenses could adversely impact our results of operations and cash flows.

We may also encounter difficulties in producing new products that we did not anticipate during the development stage. Our development schedules for new products are difficult to predict and are subject to change as a result of shifting priorities in response to consumer preferences and competing products. If we are not able to efficiently manufacture newly-developed products in quantities sufficient to support retail distribution, we may not be able to recoup our investment in the development of new products. Failure to gain market acceptance for new products that we introduce could impede our growth, reduce our profits, adversely affect the image of our brands, erode our competitive position and result in long term harm to our business.

A majority of our products are produced outside the continental U.S. where we are subject to the risks of international commerce and other international conditions.

The majority of our products are produced in Vietnam, China, the Dominican Republic, Cambodia, Puerto Rico, India, and Mexico. Therefore, our business is subject to certain risks of doing business offshore including:

- the imposition of additional U.S. legislation and regulations relating to imports, including quotas, duties, tariffs, taxes or other charges or restrictions, including recent worldwide tariffs on goods under the Trade Act of 1974;

- foreign governmental regulation and taxation, including tariffs, import and export controls and other non-tariff barriers;

- fluctuations in foreign exchange rates;

- changes in economic conditions, including expropriation and nationalization;

- transportation conditions and costs in the Pacific and Caribbean;

- changes in the political stability of these countries;

- labor disputes and other work stoppages or interruptions;

- changes in relationships between the U.S. and these countries; and

- the occurrence of contagious disease or illness.

Changes in any of these factors could materially increase our costs of products or cause us to experience delays and we may not be able to recover all of our cost increases or missed sales. If any of these factors were to render the conduct of business in these countries undesirable or impracticable, we would have to manufacture or source our products elsewhere. There can be no assurance that additional sources or products would be available to us or, if available, that these sources could be relied on to provide product at terms favorable to us or that is of the same quality. The occurrence of any of these developments could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends on our ability to anticipate consumer trends.

Demand for our products may be adversely affected by changing consumer trends. Our future success will depend upon our ability to anticipate and respond to changing consumer preferences and technical design or material developments in a timely manner. The failure to adequately anticipate or respond to these changes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on a limited number of suppliers for key production materials, and disruptions in the supply of such materials could interrupt product manufacturing and increase product costs.

We purchase raw materials from a number of domestic and foreign sources. We do not have long-term supply contracts for the purchase of our raw materials. The principal raw materials used in the production of our footwear, in terms of dollar value, are leather, Cordura nylon fabric and soling materials. Availability or change in the prices of our raw materials could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as fluctuations in freight costs, port and shipping capacity, labor disputes, public health crisis, pandemic, natural disaster, or severe weather due to climate change. These issues have in the past and may in the future delay importation of products or require us to locate alternative ports or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher costs, which could have an adverse impact on our business and financial condition.

The emergence or persistence of geopolitical instability may disrupt the global economy, the impacts of which may negatively impact our business, financial, condition and results of operations.

The emergence or persistence of geopolitical instability creates risks for disruptions in the global economy which may negatively impact our business, financial condition, and results of operations. Factors such as new global tariffs imposed by the U.S., uncertainties related to the political environment in China, and ongoing conflicts such as the war between Russia and Ukraine have adversely affected the global economy and contributed to geopolitical instability. While we have managed to navigate impacts from these conflicts thus far, the ongoing instability resulting from these disruptions or other future disruptions could potentially harm our business, financial condition, results of operations, supply chain, intangible assets, partners, customers, or employees, should tensions escalate. Moreover, an escalation of geopolitical tensions may lead to broader impacts, including but not limited to cyberattacks, supply chain and logistics disruptions, lower consumer demand, and changes to foreign exchange rates and interest rates. Any of these factors may adversely affect our business and supply chain.

Our outdoor and insulated products are seasonal and sales of such products are sensitive to weather conditions.

We have historically experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year-round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. There is no assurance that we will have either sufficient inventory to satisfy demand in any particular quarter or have sufficient demand to sell substantially all of our inventory without significant markdowns. Mild or dry weather has in the past and may in the future have a material adverse effect on sales of our products, particularly if mild or dry weather conditions occur in broad geographical areas during late fall or early winter. Climate change may exacerbate these conditions.

Our business could suffer if our third-party manufacturers violate labor, environmental or other applicable laws or fail to conform to generally accepted ethical standards.

We require our third-party manufacturers to meet our standards for working conditions and other matters before we are willing to do business with them. As a result, we may not always obtain the lowest cost production. Moreover, we do not control our third-party manufacturers or their respective business practices. If one of our third-party manufacturers violates generally accepted labor standards by, for example, using forced or indentured labor or child labor, failing to pay compensation in accordance with local law, failing to operate its factories in compliance with local safety regulations or diverging from other labor practices generally accepted as ethical, we likely would cease dealing with that manufacturer, and we could suffer an interruption in our product supply. Similarly, if one or more of our third-party manufacturers violate applicable environmental or other laws and regulations, we could suffer an interruption in our product supply. In addition, such actions by a manufacturer could result in negative publicity and may damage our reputation and the value of our brand and discourage retail customers and consumers from buying our products.

The growth of our business will be dependent upon the availability of adequate capital.

The growth of our business will depend on the availability of adequate capital, which in turn will depend largely on cash flow generated by our business and the availability of equity and debt financing. We cannot assure that our operations will generate positive cash flow or that we will be able to obtain equity or debt financing on acceptable terms or at all. Our credit facilities contain provisions that restrict our ability to incur additional indebtedness or make substantial asset sales that might otherwise be used to finance our expansion. Security interests in substantially all of our assets, which may further limit our access to certain capital markets or lending sources, secure our obligations under our credit facilities. Moreover, the actual availability of funds under our credit facilities is limited to specified percentages of our eligible inventory and accounts receivable. Accordingly, opportunities for increasing our cash on hand through sales of inventory would be partially offset by reduced availability under our credit facilities. As a result, we may not be able to finance our current expansion plans.

Our current level of indebtedness could adversely affect our business by increasing our borrowing costs and decreasing our overall business flexibility.

Our current level of indebtedness could adversely affect our business by increasing our borrowing costs and decreasing our overall business flexibility. We have debt outstanding under two credit facilities, which contain customary restrictive covenants imposing operating and financial restrictions, including restrictions that may limit our ability to engage in certain actions that may be in our long-term best interests.

We must comply with the restrictive covenants contained in our credit facilities.

Our credit facilities require us to comply with certain financial restrictive covenants that impose restrictions on our operations, including our ability to incur additional indebtedness, make investments of other restricted payments, sell or otherwise dispose of assets and engage in other activities. Any failure by us to comply with the restrictive covenants could result in an event of default under those borrowing arrangements, in which case the lenders could elect to declare all amounts outstanding thereunder to be due and payable, which could have a material adverse effect on our financial condition. Our credit facilities contain restrictive covenants which requires us to maintain a minimum fixed charge coverage ratio.

Interest rate increases could adversely affect our financial results.

An increase in interest rates under our credit facilities would adversely affect our financial results, as our loan agreements provide for adjustments in our interest rates based on changes to the Secured Overnight Financing Rate (SOFR) and/or the prime rate.

We face intense competition, including competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

The footwear and apparel industries are intensely competitive, and we expect competition to increase in the future. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do, as well as greater brand awareness in the footwear market. Our ability to succeed depends on our ability to remain competitive with respect to the quality, design, price and timely delivery of products. Competition could materially adversely affect our business, financial condition, results of operations and cash flows.

Our financial success is influenced by the success of our wholesale customers, and the loss of such a key customer could have a material adverse effect on our financial condition and results of operations.

Much of our financial success is directly related to the ability of our retailer and distributor partners to successfully market and sell our brands directly to consumers. If a retailer or distributor partner fails to satisfy contractual obligations or to otherwise meet our expectations, it may be difficult to locate an acceptable substitute partner. If we determine that it is necessary to make a change, we may experience increased costs, loss of customers, or increased credit or inventory risk. In addition, there is no guarantee that any replacement retailer or distributor partner will generate results that are more favorable than the terminated party. We currently do not have long-term contracts with any of our retailers. Sales to our retailers and distributors are generally on an order-by-order basis and are subject to rights of cancellation and rescheduling by our wholesale customers. We use the timing of delivery dates for our wholesale customer orders as a key factor in forecasting our sales and earnings for future periods. If any of our major customers experience a significant downturn in business or fail to remain committed to our products or brands, these customers could postpone, reduce, or discontinue purchases from us, which could result in us failing to meet our forecasted results. These risks have been exacerbated recently as our key retail customers are operating within a retail industry that continues to undergo significant structural changes fueled by technology and the internet, changes in consumer purchasing behavior and a shrinking retail footprint. We may lose key retail and wholesale customers if they fail to manage the impact of the rapidly changing retail environment. Any loss of one of these key customers, the financial collapse or bankruptcy of one of these customers, or a significant reduction in purchases from one of these customers could result in a significant decline in sales, write-downs of excess inventory, or increased discounts to our customers, any of which could have a material adverse effect on our financial condition or results of operations.

Certain of our larger wholesale customers may develop and manufacture competing products under their own brands and reduce purchases of our branded products.

Certain of our larger wholesale customers may develop, and in certain cases have developed, products under their own brands that compete with our branded products. Wholesale customers who increase the concentration of their own brands may result in a reduction or elimination of purchases of our branded products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently manufacture a portion of our products, and we may not be able to do so in the future at costs that are competitive with those of competitors who source their goods.

We currently plan to retain our internal manufacturing capability in order to continue benefiting from expertise we have gained with respect to footwear manufacturing methods conducted at our manufacturing facilities. We continue to evaluate our manufacturing facilities and third-party manufacturing alternatives in order to determine the appropriate size and scope of our manufacturing facilities. There can be no assurance that the costs of products that continue to be manufactured by us can remain competitive with products sourced from third parties.

We rely on our distribution centers in Ohio and Nevada and manufacturing facilities in the Dominican Republic, Puerto Rico, and China and if there is a natural disaster or other serious disruption at any of these facilities, we may be unable to deliver merchandise effectively to our retailers and consumers.

We rely on our distribution centers located in Ohio and Nevada and our manufacturing facilities in the Dominican Republic, Puerto Rico, and China. Any natural disaster or other serious disruption at any of these facilities due to fire, tornado, hurricane, flood, other natural disaster, pandemic, public health crisis, labor dispute, terrorist attack or any other cause could damage our ability to manufacture our products, a portion of our inventory, or impair our ability to use our distribution center as a docking location for merchandise. Any of these occurrences could impair our ability to adequately supply our retailers and consumers and harm our operating results.

If our efforts to establish and protect our trademarks, patents and other intellectual property are unsuccessful, the value of our brands could suffer.

We regard certain of our footwear designs as proprietary and rely on patents to protect those designs. We believe that the ownership of patents is a significant factor in our business. Existing intellectual property laws afford only limited protection of our proprietary rights, and it may be possible for unauthorized third parties to copy certain of our footwear designs or to reverse engineer or otherwise obtain and use information that we regard as proprietary. If our patents are found to be invalid, however, to the extent they have served, or would in the future serve, as a barrier to entry to our competitors, such invalidity could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We own U.S. registrations for many our trademarks, trade names and designs, including such marks as Muck, XTRATUF, Rocky, Durango, Georgia Boot, Lehigh, and Ranger. Additional trademarks, trade names and designs are the subject of pending federal applications for registration. We also use and have common law rights in certain trademarks. Over time, we have increased distribution of our goods in several foreign countries. Accordingly, we have applied for trademark registrations in a number of these countries. We intend to enforce our trademarks and trade names against unauthorized use by third parties.

An impairment of intangibles, including goodwill, could have an adverse impact to the Company's results of operations.

The carrying value of intangibles represents the fair value of trade names and other intangibles as of the acquisition date. Intangibles expected to contribute indefinitely to the Company's cash flows are not amortized but must be evaluated by the Company at least annually for impairment. If the carrying amounts of one or more of these assets are not recoverable based upon discounted cash flow and market-approach analyses, the carrying amounts of such assets are impaired by the estimated difference between the carrying value and estimated fair value. An impairment charge could adversely affect the Company's results of operations.

Our success depends on our ability to forecast sales.

Our investments in infrastructure and product inventory are based on sales forecasts and are necessarily made in advance of actual sales. The markets in which we do business are highly competitive, and our business is affected by a variety of factors, including brand awareness, changing consumer preferences, product innovations, susceptibility to fashion trends, retail market conditions, weather conditions and economic conditions, and other factors. One of our principal challenges is to improve our ability to predict these factors in order to enable us to better match production with demand. In addition, our growth over the years has created the need to increase the investment in infrastructure and product inventory and to enhance our systems. To the extent sales forecasts are not achieved, costs associated with the infrastructure and carrying costs of product inventory would represent a higher percentage of revenue, which would adversely affect our business, financial condition, results of operations and cash flows.

Our dividend policy may change.

Although we have paid dividends to our shareholders, we have no obligation to continue doing so and may change our dividend policy at any time without notice to our shareholders. Our ABL Facility and Term Facility (as such terms are defined in Note 7 - Long-Term Debt of our Consolidated Financial Statements) also contain restrictions on the amount of dividend payments. Holders of our common stock are only entitled to receive such cash dividends as our Board of Directors may declare out of funds legally available for such payments.

Industry Risks

Because the footwear market is sensitive to decreased consumer spending and slow economic cycles, if general economic conditions deteriorate, many of our customers may significantly reduce their purchases from us or may not be able to pay for our products in a timely manner.

The footwear industry has been subject to cyclical variation and decline in performance when consumer spending decreases or softness appears in the retail market. Many factors affect the level of consumer spending in the footwear industry, including:

- general business conditions;

- interest rates;

- the availability of consumer credit;

- weather;

- increases in prices of nondiscretionary goods;

- taxation; and

- consumer confidence in future economic conditions.

Consumer purchases of discretionary items, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in regional economies where we sell products also reduces sales.

The continued shift in the third-party marketplace from traditional independent retailers to large mass merchandisers may result in decreased margins.

A continued shift in the third-party marketplace from traditional independent retailers to large mass merchandisers has increased the pressure on many footwear manufacturers to sell products to these mass merchandisers at less favorable margins. Due to the competition from large discount mass merchandisers, a number of our small retailing customers have gone out of business, and in the future more of these customers may go out of business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The shift in consumer shopping to online retailers and our increased online sales pose various risks which may negatively impact our business.

The retail industry and consumer preferences are rapidly changing and we must ensure our own online e-commerce websites and third-party marketplaces can accommodate the consumer's growing desire to shop online. We must also provide digital assistance to our wholesale customers to support their e-commerce websites. Failure to timely identify and effectively respond to the online trends of the retail industry could negatively impact our product reach and market share.

Our e-commerce and third-party marketplace platforms pose numerous risks that could have an impact on our results of operations including:

- unanticipated operating problems such as computer viruses, electronic data theft and other disruptions;

- reliance on third-party software and service providers;

- continual investment in technology and cybersecurity;

- our ability to adapt and change to the ever-changing consumer buying habits through customer-facing technology, including mobile technology solutions that function, and provide a convenient and consistent experience for consumers;

- exposure to potential liability for online content; and

- increased competition among other e-commerce vendors.

General Risk Factors

Changes to U.S. tax, tariff and import/export regulations may have a negative effect on global economic conditions, financial markets and our business.

We source products from manufacturers outside the U.S., primarily Vietnam, China, the Dominican Republic, Cambodia, Puerto Rico, India, and Mexico. In addition, we have manufacturing facilities in China and the Dominican Republic. During the year ended December 31, 2025, pursuant to the International Emergency Economic Powers Act ("IEEPA"), the U.S. government announced significant additional tariffs on products imported from various countries, including those countries where we primarily source our products. In February 2026, the U.S. Supreme Court ruled that certain tariffs imposed under the IEEPA were unlawful. Following the Supreme Court's decision, the U.S. presidential administration announced its intention to invoke other laws to collect tariffs and announced new tariffs on imports from all countries, in addition to any existing non-IEEPA tariffs. There remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, tariff levels, and whether additional tariffs or other retaliatory actions may be imposed, modified, or suspended. These and future changes in tariffs, trade policies, trade actions, or retaliatory trade measures in response, have resulted and may continue to result in additional costs and pricing pressures, supply chain disruptions, volatile or unpredictable customer spending patterns, and increased economic or geopolitical risks, which could adversely impact the Company's future sales, business, financial condition, and results of operations, materially or in ways that we cannot predict.

We are implementing a new enterprise resource planning system, and challenges with the implementation of the system may have an adverse effect on our business, financial condition results of operations

We are in the process of completing a multi-year implementation of a complex new enterprise resource planning system ("ERP"). The ERP implementation has required the integration of the new ERP with multiple information systems and business processes and has been designed to continue to accurately maintain our books and records and provide timely information to our management team important to maximizing the operating efficiency of our business. Conversion from our old systems to the new ERP may cause inefficiencies until the ERP is stabilized and mature. The implementation of our new ERP will mandate subtle changes to our procedures and controls over financial reporting. If we are unable to adequately implement and maintain procedures and controls relating to our new ERP, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired and impact our assessment of the effectiveness of our internal controls over financial reporting.

There are risks, including stock market volatility, inherent in owning our common stock.

The market price and volume of our common stock have been, and may continue to be, subject to significant fluctuations. These fluctuations may arise from general stock market conditions, the impact of risk factors described in this Item 1A on our results of operations and financial position, or a change in opinion in the market regarding our business prospects or other factors, many of which may be outside our immediate control. Changes in the amounts and frequency of share repurchases or dividends also could adversely affect the value of our common stock.

Disruption of our information technology systems and e-commerce platforms could adversely affect our business

Our information technology systems and e-commerce platforms are critical to our business operations. Any interruption, unauthorized access, impairment or loss of data integrity or malfunction of these systems could severely impact our business, including delays in product fulfillment and reduced efficiency in operations. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems, or with maintenance or adequate support of existing systems, could disrupt or reduce the efficiency of our operations. Disruption to our information technology systems may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, denial-of-service attacks, computer viruses, physical or electronic break-ins, or similar events or disruptions. System redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions could prevent access to our online services and preclude retail transactions resulting in loss of sales. System failures and disruptions could also impede the manufacturing and shipping of products, transactions processing and financial reporting. Additionally, we may be adversely affected if we are unable to improve, upgrade, maintain, and expand our technology systems.

Some of our employees are working remotely which could strain our information technology systems and impact business continuity plans. Remote work could also introduce operational risk such as, but not limited to, cybersecurity risks.

A cybersecurity breach could have a material adverse effect on our business and reputation.

We rely heavily on digital technologies for the successful operation of our business, including electronic messaging, digital marketing efforts and the collection and retention of customer data and employee information. We also rely on third parties to process credit card transactions, perform online e-commerce and social media activities and retain data relating to our financial position and results of operations, strategic initiatives and other important information. Despite the security measures we have in place, our facilities and systems and those of our third-party service providers, may be vulnerable to cybersecurity breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Any misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information, whether by us or by our third-party service providers, could damage our reputation and our customers' willingness to purchase our products, which may adversely affect our business. In addition, we could incur liabilities and remediation costs, including regulatory fines, reimbursement or other compensatory costs, additional compliance costs, and costs for providing credit monitoring or other benefits to customers or employees affected. We maintain cyber risk insurance, but this insurance may not be sufficient to cover all of our losses from any future breaches of our systems.

Compliance with data privacy and marketing laws may subject us to increased additional costs, and our ability to effectively engage customers via personalized marketing may be impacted, all of which may have a material adverse effect on our business operations.

As data privacy and marketing laws change, we may incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the federal or state level, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, opportunities for growth may be curtailed by our compliance capabilities or reputational harm and the potential liability for security breaches may increase. We are also subject to U.S. and international data privacy and cybersecurity laws and regulations, which may impose fines and penalties for noncompliance and may have an adverse effect on our operations. For example, the European Union's General Data Protection Regulation (the "GDPR"), which became effective in May 2018, extends the scope of the European Union's data protection laws to all companies processing data of European Union residents, regardless of our location, and imposes significant new requirements on how we collect, processes and transfer personal data.

In addition, California adopted the California Consumer Privacy Act ("CCPA"), which became effective January 1, 2020 and limits how we may collect and use personal data. Various other states have followed with similar laws governing the collection and use of personal data. As a result, GDPR, CCPA and other state law compliance increased our responsibility and potential liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. Any failure to comply with these rules and related national laws of European Union member states, could lead to government enforcement actions and significant penalties and fines against us, and could adversely affect our business, financial condition, cash flows and results of operations. Continued compliance with the foregoing laws and regulations, as well as any new laws or regulations that may be enacted in the future, can be costly.

We are subject to certain environmental and other regulations.

Some of our operations use substances regulated under various federal, state, local and international environmental and pollution laws, including those relating to the storage, use, discharge, disposal and labeling of, and human exposure to, hazardous and toxic materials. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or require us to acquire additional expensive equipment, modify our manufacturing processes or incur other significant expenses. In addition, we could incur costs, fines and civil or criminal sanctions, or incur liability for third-party property damage or personal injury claims, or we could be required to incur substantial investigation or remediation costs if we were to violate or become liable under any environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. There can be no assurance that violations of environmental laws or regulations have not occurred in the past and will not occur in the future as a result of our inability to obtain permits, human error, equipment failure or other causes, and any such violations could harm our business, financial condition, results of operations and cash flows.

Many governmental and regulatory bodies globally are implementing regulations to address the impacts of climate change. Compliance with these laws and regulations, whether mandated or voluntarily adopted by us, our suppliers, or third-party manufacturers, may lead to heightened costs across various aspects of our operations. These increased costs may encompass energy, production, transportation, raw materials, capital expenditures, as well as insurance premiums and deductibles. Such financial impacts have the potential to adversely affect our business, financial condition and results of operations. We maintain an ongoing assessment and monitoring processes to gauge the impact that future climate change disclosures, regulations, or industry standards, and international treaties may have on our business and results of operations.

Our products are subject to increasingly stringent and complex domestic and foreign product labeling, performance, environmental and safety standards, laws and other regulations, including those pertaining to perfluoroalkyl and polyfluoroalkyl substances (PFAS) and other environmental impacts. These requirements could result in greater expense associated with compliance efforts, and failure to comply with these regulations could result in delay, non-delivery, recall, or destruction of inventory shipments during key seasons, a loss of advance orders from wholesale customers or in other financial penalties. Significant or continuing noncompliance with these standards and laws could disrupt our business and harm our reputation. Our products are generally used in outdoor activities, sometimes in severe conditions. Product recalls or product liability claims resulting from the failure, or alleged failure, of our products could have a material adverse effect on the reputation of our brands and result in additional expenses.

We are subject to periodic litigation and other regulatory proceedings, which could result in the unexpected expenditure of time and resources.

We are a defendant from time to time in lawsuits and regulatory actions relating to our business and to our past operations. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are expensive and will require that we devote substantial resources and executive time to defend, thereby diverting management's attention and resources that are needed to successfully run our business.

Loss of services of our key personnel could adversely affect our business.

The development of our business has been, and will continue to be, dependent upon execution at all levels of our organization which requires an experienced and talented executive team. The loss of service of any of the executive officers or key employees could have an adverse effect on our business and financial condition. We have entered into employment agreements with several executive officers and key employees, and also offer compensation packages designed to attract and retain talent.

We may use artificial intelligence in our business, which could result in reputational harm, competitive harm, and legal liability, and adversely affect our business, results of operations and financial condition.

We may leverage artificial intelligence, including generative artificial intelligence and machine learning, to support our business operations. We may also use products and services from third parties that use integrated artificial intelligence technology. Our competitors or other third parties may incorporate artificial intelligence into their operational processes more quickly or more successfully than us, which could have a material adverse effect on our competitive position, reputation and operations. In addition, there are significant risks involved in developing and deploying artificial intelligence and there can be no assurance that the usage of artificial intelligence will be beneficial to our business, including our efficiency or profitability. The legal, regulatory and compliance environments surrounding the design and use of artificial intelligence technology - involving federal, state and foreign regulators - are evolving and complex. Our obligation to comply with the evolving regulatory landscape could entail significant costs and negatively affect our business. In addition, there has been a significant increase in artificial intelligence-related litigation and government regulatory actions targeting the design, deployment and other uses of artificial intelligence, and claiming liability under numerous areas of the law, such as consumer protection, product liability, privacy, intellectual property, securities and defamation. Any of these risks could have an adverse effect on our results of operations, financial condition, business and reputation.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Risk Management & Strategy

Rocky Brands recognizes the critical importance of developing, implementing, and maintaining a robust information security program to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We have established information security programs and policies, including processes for identifying, assessing, and managing risks arising from cybersecurity threats. These processes involve regular assessments of our information systems and infrastructure to identify vulnerabilities and threats. We focus on executing a centralized information technology and cybersecurity program. Our Company-wide approach is to be positioned as one security program, one posture and one roadmap for the enterprise. This platform is administered across our departments by our cybersecurity team led by our Vice President of Information Technology. Our information security programs and policies are aligned with those of the Center for Internet Security (CIS), Control Objectives for Information Technologies (COBIT), and the National Institute of Standards Technology (NIST) Cyber Security Framework (CSF).

We are integrating our information security programs and cybersecurity risk management processes into our overall enterprise risk management ("ERM") strategy. We are developing an entity-wide information technology ERM framework and will take steps to monitor, report on and communicate to stakeholders consistent with our ERM strategy. Recognizing the cybersecurity risk landscape is complex and ever evolving, we engage with a broad group of external experts and consultants, and auditors in evaluating and testing our information security programs. We leverage this specialized expertise to manage threat detection and response management, conduct regular audits and consult on our overall information security programs.

We are acutely aware of risks associated with third-party service providers and we incorporate cybersecurity into our third-party vendor management policy. We conduct thorough security assessment to determine the category of risk third parties pose to Rocky Brands, with a priority focus on vendors with products or services that will have access to private and sensitive information. Vendor assessments incorporate inputs, including for example, BitSight and Service Organization Control Type 2 ("SOC2") information available for our third-party vendors. Our assessments and monitoring are designed to mitigate risks related to data breaches or other security incidents originating from third parties.

Although no cybersecurity incidents occurred during the year ended December 31, 2025 that had a material impact on our business strategy, results of operations, or financial condition, the scope and impact of any future incident cannot be predicted. See Item 1A. - Risk Factors for more information about our information security and cybersecurity risks.

Governance

Our Board of Directors has established governance protocol over risk management, including general oversight of information technology security and cybersecurity risk. The Audit Committee is central to the Board's oversight of cybersecurity risks and is primarily responsible for this domain. The Audit Committee actively participates in discussions with management, external experts and amongst themselves regarding cybersecurity risks. The Audit Committee is comprised of Board members with broad expertise, including technology, risk management and finance, enabling them to effectively oversee and govern cybersecurity risks. One Audit Committee member is certified under the National Association of Corporate Directors Certificate in Cyber-Risk Oversight Program.

We have developed a robust organizational structure to manage and oversee our information technology and cybersecurity programs, including full-time information security associates dedicated to cybersecurity. These individuals possess relevant experience and expertise in cybersecurity and risk management. Our Director, IT Infrastructure & Security leads our information security, data privacy and protection, and information technology compliance programs. The Director stays current with security related topics by either webinars, training classes or cybersecurity conferences. Guided by management, our information technology teams maintain a detailed Cyber Incident Response Plan ("CIRP") and hold frequent meetings to ensure the proper communication and execution of our security controls and procedures. The Cybersecurity team has various expertise ranging in Associate of ISC2-CISSP certification and extensive training on current security products. The Director, IT Infrastructure & Security regularly reports to the Vice President of Information Technology and maintains ongoing dialog with the reporting structure to our CEO, CFO and COO, and Board of Directors regarding our information security programs. This reporting includes updates on matters evaluated under our CIRP, the current threat landscape, cybersecurity initiatives, and the effectiveness of our cybersecurity programs.

Our Vice President of Information Technology has more than 35 years working as an IT professional, 14 years of which has been at the Company in various roles such as, Programming, Business Analysis, Systems Analysis, Operations, EDI Manager, and Applications Director.

ITEM 2. PROPERTIES.

We own or lease various properties in domestic and foreign locations. Our principal properties include our corporate offices, manufacturing facilities, distribution centers and our retail store. Our administrative, sales, and marketing operations are generally performed from our owned facilities in Nelsonville, Ohio. We operate our manufacturing operations through our owned facility in Chuzhou, China as well as several leased facilities in Puerto Rico and the Dominican Republic. We operate our distribution operations through an owned facility in Logan, Ohio and a leased facility in Reno, Nevada. Our retail store operates from an owned facility in Nelsonville, Ohio. Our owned properties have no major encumbrances. We believe our facilities are adequate for our current and near-term needs, and we will be able to locate additional facilities, as needed.

The following locations represent our major properties by segment:

Wholesale: Nelsonville, Ohio; Logan, Ohio; Chuzhou, China; Reno, Nevada; Puerto Rico; Dominican Republic

Retail: Nelsonville, Ohio; Logan, Ohio; Chuzhou, China; Reno, Nevada; Puerto Rico; Dominican Republic

Contract Manufacturing: Nelsonville, Ohio; Chuzhou, China; Reno, Nevada; Puerto Rico

ITEM 3. LEGAL PROCEEDINGS.

We are, from time to time, a party to litigation which arises in the normal course of our business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of these proceedings in the aggregate will not have a material adverse effect on our financial position, results of operations, or liquidity. A discussion of legal matters is found in Note 17 - Commitments and Contingencies of our Consolidated Financial Statements included in Part II - Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock trades on the NASDAQ Global Select Market under the symbol "RCKY."

As of February 27, 2026, there were 64 shareholders of record of our common stock.

Dividends

In 2013, our Board of Directors approved a dividend policy pursuant to which the Company intends to continue paying comparable cash dividends on its common stock.

Share Repurchases

On February 24, 2026, Rocky Brands announced that its board of directors approved a new share repurchase program of up to $7,500,000 of the Company's outstanding common stock, no par value per share, which has a one year duration. This repurchase program replaces the previous repurchase program authorized by the board of directors that expired on February 24, 2026.

A summary of our repurchases of common stock for the quarter ended December 31, 2025 is as follows:

Period	Total Number of Shares (or Units) Purchased[1]	Average Price Paid Per Share (or Unit)	Approximate Dollar Value of Maximum Number of Shares that May Yet be Purchased Under Plans or Programs[2]
October 1, 2025 - October 31, 2025	-	-	$ 7,299,140
November 1, 2025 - November 30, 2025	-	-	7,299,140
December 1, 2025 - December 31, 2025	-	-	7,299,140
Total	-	-	$ 7,299,140

[1] There were no shares repurchased under the Company's share repurchase program during the three months ended December 31, 2025.

[2] The number shown represents, as of the end of each period, the maximum number of shares (approximate dollar value) of Common Stock that may yet be purchased under publicly announced stock repurchase authorizations. The shares may be purchased, from time-to-time, depending on market conditions. On February 25, 2025, Rocky Brands announced a $7,500,000 share repurchase plan that expired on February 24, 2026.

ITEM 6. [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for each of the two years in the period ended December 31, 2025 and 2024, and our capital resources and liquidity as of December 31, 2025 and 2024. For the discussion of the changes in our results of operations and statement of cash flows between the years ended December 31, 2024 and December 31, 2023, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 17, 2025, which is available on the SEC's website at *https://www.sec.gov/edgar/search/* and our corporate website at *www.rockybrands.com*. We analyze the results of our operations for the last two years (including trends in the overall business), followed by a discussion of our cash flows and liquidity, our credit facilities, and our contractual commitments. We then provide a review of the critical accounting policies and estimates we have made that we believe are most important to the understanding of our MD&A and our Consolidated Financial Statements. We conclude our MD&A with information on recent accounting pronouncements we adopted during the year, as well as those not yet adopted that are expected to have an impact on our financial accounting practices.

The following discussion should be read in conjunction with our Consolidated Financial Statements and the notes thereto, included elsewhere herein. The forward-looking statements in this section and other parts of this Annual Report on Form 10-K involve risks and uncertainties including statements regarding our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under the caption "Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995" below. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of the Company.

BUSINESS OVERVIEW

We are a leading designer, manufacturer and marketer of premium quality footwear and apparel marketed under a portfolio of well recognized brand names including Muck, XTRATUF, Rocky, Durango, Georgia Boot, Lehigh, Ranger, and the licensed brand Michelin. Our portfolio of brands is organized into three reportable segments in which our product is distributed: Wholesale, Retail, and Contract Manufacturing. The reportable segments are targeted around six distinct product lines: work, outdoor, western, duty, commercial military, and military. We frequently experience significant seasonal fluctuations in our business as many of our footwear products and product lines are used by consumers in adverse weather conditions. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of the year. Our footwear products incorporate varying features and are positioned across a range of suggested retail price points from $45.00 for our value priced products to $680.00 for our premium products. As a part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

In our Wholesale business, we distribute our products through a wide range of distribution channels representing thousands of retail store locations in the U.S., the U.K. and other international markets such as Europe. Our Wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, mass merchants, uniform stores, farm store chains, specialty safety stores, specialty retailers, and online retailers. Our Retail business includes direct sales of our products to consumers through our business-to-business web platform, e-commerce websites, third-party marketplaces and our Rocky Outdoor Gear Store. Our Contract Manufacturing segment includes sales to the U.S. Military, private label sales and any sales to customers in which we are contracted to manufacture or source a specific footwear product for a customer.

Over the last two years, we have seen a shift in our total mix of sales, as the growth of our Retail segment continues to outpace the growth in our Wholesale and Contract Manufacturing segments. Growth in our Retail segment was primarily driven by increased sales on our owned e-commerce websites and third-party marketplaces, as we placed an emphasis on our direct-to-consumer business, partially through increased digital marketing in response to an ongoing shift among consumers to online retailers.

During the second quarter of 2024, we amended and restated our Original ABL Facility (as such term is defined in Note 7 - Long-Term Debt of our Consolidated Financial Statements) which resulted in a restated $175.0 million revolving credit facility and a new $50.0 million term facility. The proceeds from this transaction were used to retire our existing senior secured term loan facility with TCW Asset Management Company, LLC as of April 26, 2024. This transaction resulted in an expense of $2.6 million, consisting of a loss on extinguishment of term debt in the amount of $1.1 million and a $1.5 million prepayment penalty, which are included in Interest Expense and Other -net within the Consolidated Statements of Operations for the twelve months ended December 31, 2024. See Note 7 - Long-Term Debt of our Consolidated Financial Statements for further information regarding our long-term debt.

In the first quarter of 2025, we announced a share repurchase program, which was approved by the Board of Directors to allow the Company to repurchase up to $7.5 million of the Company's outstanding common stock. During the first quarter of 2025, the Company repurchased 10,456 shares of common stock under the plan using cash flows generated from operations.

The year ended December 31, 2025 was a year of growth, led by top-line expansion in our Retail segment, particularly in our direct-to-consumer selling channel. We delivered higher margins in 2025 compared to 2024 in both our Wholesale and Retail segments. While the additional tariffs imposed in the second quarter of 2025 created margin pressures in the latter half of the year, we were able to ease the burden by diversifying our sourcing and leveraging our manufacturing facilities in the Dominican Republic and Puerto Rico as well as benefit from implementing price increases prior to realizing the impact of the tariffs. While operating expenses were up slightly to the year ago period, we were able to significantly increase our bottom line as a result of interest expense and tax savings.

ECONOMIC CONDITIONS AND UNCERTAINTIES

Our growth strategy is founded substantially on the expansion of our brands into new footwear and apparel markets. New products that we introduce may not be successful with consumers or one or more of our brands may fall out of favor with consumers. If we are unable to anticipate, identify or react appropriately to changes in consumer preferences, we may not grow as fast as we plan to grow, or our sales may decline, and our brand image and operating performance may suffer.

Furthermore, achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in expenses to which there can be no assurance that we will have the resources necessary to undertake such efforts. Material increases in expenses could adversely impact our results of operations and cash flows.

We may also encounter difficulties in producing new products that we did not anticipate during the development stage. Our development schedules for new products are difficult to predict and are subject to change as a result of shifting priorities in response to consumer preferences and competing products. If we are not able to efficiently manufacture newly developed products in quantities sufficient to support retail distribution, we may not be able to recoup our investment in the development of new products. Failure to gain market acceptance for new products that we introduce could impede our growth, reduce our profits, adversely affect the image of our brands, erode our competitive position, and result in long term harm to our business.

Our business is subject to a highly evolving and everchanging macroeconomic environment, including changes in tariffs, taxes, and industry changes. We continue to monitor changes in policy impacting global trade, including tariffs, which have been dynamic, unpredictable, and subject to ongoing modification. Beginning in early 2025, pursuant to the International Emergency Economic Powers Act ("IEEPA"), the U.S. presidential administration modified and imposed significant additional tariffs on products imported from various countries, including those countries where we primarily source our products. During the year ended December 31, 2025, we paid approximately $18.7 million in IEEPA tariffs. More recently, in February 2026, the U.S. Supreme Court ruled that certain tariffs imposed under the IEEPA were unlawful. Following the Supreme Court's decision, the U.S. presidential administration announced its intention to invoke other laws to collect tariffs and announced new tariffs on imports from all countries, in addition to any existing non-IEEPA tariffs. There remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, tariff levels, and whether additional tariffs or other retaliatory actions may be imposed, modified, or suspended. During 2025, we have implemented, and plan to continue to implement, as needed, various mitigation strategies including adjusting the prices of our products, adjusting the countries from which we source our products and further leveraging our own manufacturing facilities in the Dominican Republic and Puerto Rico. Proposed or enacted tariffs and changes to U.S. trading policies may be restituted, paused, removed, or changed at any time and to the extent we are unable to successfully mitigate any negative impacts it could adversely affect our business, financial condition and results of operation.

2025 FINANCIAL OVERVIEW

- Net sales increased 6.2% to $482.0 million compared to 2024;

- Gross margin increased 150-basis points to 40.9% of net sales in 2025 compared to 39.4% of net sales in 2024;

- Income from operations increased 19.7% to $37.2 million in 2025 compared to $31.1 million in 2024;

- Net income increased 95.6% to $22.3 million, or $2.96 per diluted share, in 2025, compared to $11.4 million, or $1.52 per diluted share, in 2024; and

- Total debt on December 31, 2025 was $122.6 million, down 4.7%, compared to $128.7 million at December 31, 2024.

During the twelve months ended December 31, 2025, we reported an increase in net sales compared to the twelve months ended December 31, 2024, which was attributable to an increase in net sales in our Wholesale and Retail reporting segments, partially offset by a decrease in net sales in our Contract Manufacturing reporting segment.

The 150-basis point increase in gross margin to 40.9% of net sales in 2025 compared to 39.4% of net sales in 2024 was primarily driven by an 170-basis point increase in our Wholesale gross margin as well as a higher mix of Retail segment sales which carry higher gross margins than our Wholesale and Contract Manufacturing segments, partially offset by higher tariffs and a decrease in Contract Manufacturing gross margins.

Our operating income as a percentage of net sales for the year ended December 31, 2025 was 7.7% of net sales compared to 6.8% of net sales for the year ended December 31, 2024. The increase in operating income as a percentage of net sales was due to higher gross margins for the year ended December 31, 2025 compared to December 31, 2024.

Interest expense for 2025 was $10.0 million, compared to interest expense of $17.0 million for 2024, inclusive of a $2.6 million one-time term loan extinguishment charge in 2024. Excluding the one-time term loan extinguishment charge, interest expense for 2024 was $14.4 million. The decrease in interest expense compared to the year-ago period was driven by lower interest rates as a result of the debt refinancing completed in April 2024 as well as lower debt levels.

Net income increased 95.6% to $22.3 million for the twelve months ended December 31, 2025 compared to $11.4 million for the twelve months ended December 31, 2024, primarily due to higher gross margins, lower interest expense and a lower effective tax rate in 2025 compared to 2024.

As of December 31, 2025, cash and cash equivalents were approximately $2.9 million and our total indebtedness, net of debt issuance costs was approximately $122.6 million, a reduction of approximately 4.7%, or $6.1 million, from December 31, 2024. Total inventory increased 8.7% or $14.4 million from December 31, 2024 and was approximately $181.1 million at December 31, 2025. The increase in inventory was primarily due to an increase in cost of inventory as a result of the tariffs imposed in 2025.

In 2025 and 2024, our business generated positive cash flow from operating activities of approximately $16.3 million and $52.8 million, respectively. Generally, the cash provided by operations consists of changes in our working capital and coupled with our ABL is sufficient to fund operations in any given year. Our positive cash flow in 2025 was offset by cash used in investing and financing activities of $6.3 million and $10.9 million, respectively, resulting in an overall decrease in cash of approximately $0.8 million in 2025. For the year ended December 31, 2024, our positive cash flow in 2024 was offset by cash used in investing and financing activities of $3.0 million and $50.6 million, respectively, resulting in an overall decrease in cash of approximately $0.8 million.

Analysis of Results of Operations

The following table sets forth a summary of the Consolidated Statements of Operations:

($ in thousands)	Twelve Months Ended December 31, 2025	2024
Net sales	$ 481,976	$ 453,772
Cost of goods sold	284,686	274,762
Gross margin	197,290	179,010
Operating expenses	160,103	147,944
Income from operations	$ 37,187	$ 31,066

Net sales increased approximately $28.2 million, or 6.2%, for the twelve months ended December 31, 2025, due to an increase in Wholesale and Retail net sales, partially offset by a decrease in Contract Manufacturing net sales.

Gross margin in 2025 was 40.9% of net sales compared to 39.4% of net sales in 2024. The 150-basis point improvement in gross margin was primarily driven by a 170-basis point increase in Wholesale gross margin as well as a higher mix of Retail segment sales which carry higher gross margins than Wholesale and Contract Manufacturing segments, partially offset by higher tariffs and a decrease in Contract Manufacturing gross margin.

Operating expenses increased $12.2 million to 33.2% of net sales in 2025 compared to 32.6% of net sales in 2024. The increase in operating expenses as a percentage of net sales was due to higher outbound logistics and other selling costs associated with the increase in Retail net sales, as well as an increase in discretionary spending.

The following information is presented on net sales for the years ended December 31, 2025 and 2024:

($ in thousands)	Twelve Months Ended December 31, 2025	2024	Inc./ (Dec.)	Inc./ (Dec.)
NET SALES:				
Wholesale	$ 316,561	$ 313,340	$ 3,221	1.0%
Retail	152,889	126,868	26,021	20.5
Contract Manufacturing	12,526	13,564	(1,038)	(7.7)
Total Net Sales	$ 481,976	$ 453,772	$ 28,204	6.2%

Wholesale net sales increased approximately $3.2 million or 1.0% for the twelve months ended December 31, 2025 compared to the twelve months ended December 31, 2024. The increase was due to increased demand across several key styles and brands coupled with tariff related price increases. Additionally, as part of a strategic initiative, we continued to build upon the lifestyle component of our outdoor category to broaden our distribution and consumer reach.

Retail net sales for the twelve months ended December 31, 2025 increased $26.0 million or 20.5% compared to the twelve months ended December 31, 2024. The increase in Retail net sales was primarily due to growth in our direct-to-consumer business as well as our Lehigh CustomFit Platform. The increase in our direct-to-consumer business was driven by both our owned e-commerce websites and our third-party marketplace platforms. We upgraded our e-commerce platform during the third quarter of 2025 and increased our digital advertising spend throughout the year, driving more website traffic and increasing net sales. The increase in third-party marketplace net sales can be partially attributed to an increased presence among various marketplace platforms as well as increased digital marketing. The increase in our Lehigh CustomFit business was attributed to a realignment of our sales organization in the first quarter of 2024, which allowed us to expand our customer base, positioning Lehigh for long-term growth starting in the latter half of 2024. Consumer spending among Lehigh CustomFit customers has also increased with improved subsidy utilization and an increase in average subsidy dollars in 2025 compared to the prior year.

Contract Manufacturing net sales decreased approximately $1.0 million, or 7.7%, for the twelve months ended December 31, 2025, compared to the twelve months ended December 31, 2024. The decrease in Contract Manufacturing net sales for the twelve months ended December 31, 2025 was mainly attributed to a decrease in sales to the U.S. Military as there were no new contracts awarded in 2025, partially offset by an increase in private label net sales.

The following information is presented on gross margin for the years ended December 31, 2025 and 2024:

($ in thousands)		Twelve Months Ended December 31,					
		2025		2024		Inc./ (Dec.)	
GROSS MARGIN:							
Wholesale Margin $'s	$	123,629	$	117,245	$	6,384	
Margin %		*39.1%*		*37.4%*		*1.7%*	
Retail Margin $'s	$	73,054	$	60,153	$	12,901	
Margin %		*47.8%*		*47.4%*		*0.4%*	
Contract Manufacturing Margin $'s	$	607	$	1,612	$	(1,005)	
Margin %		*4.8%*		*11.9%*		*(7.1)%*	
Total Margin $'s	$	197,290	$	179,010	$	18,280	
Margin %		*40.9%*		*39.4%*		*1.5%*	

Wholesale gross margin for the twelve months ended December 31, 2025 was approximately $123.6 million, or 39.1%, of net sales compared to $117.2 million, or 37.4%, of net sales. The 170-basis point increase in Wholesale gross margin was attributable to a more favorable product mix and tariff related price increases taken during 2025 compared to the prior year period. The favorable shift in product mix was largely attributed to an on-going shift in our branded net sales mix, with our rubber-boot brands delivering stronger growth relative to the rest of the brands in our portfolio.

Retail gross margins for the twelve months ended December 31, 2025 were $73.1 million, or 47.8%, of net sales compared to $60.2 million, or 47.4%, of net sales. The increase in Retail gross margin as a percentage of net sales was due to an increase in our e-commerce and third-party marketplace net sales as a percentage of total Retail sales, which carry higher margins than our Lehigh CustomFit sales.

Contract Manufacturing gross margin for the twelve months ended December 31, 2025 was $0.6 million, or 4.8%, of net sales compared to $1.6 million, or 11.9%, of net sales. The decrease in gross margin as a percentage of net sales was due to reduced economies of scale at our Puerto Rico manufacturing facility.

($ in thousands)		Twelve Months Ended December 31,							
		2025		2024		Inc./ (Dec.)		Inc./ (Dec.)	
OPERATING EXPENSES	$	160,103	$	147,944	$	12,159		8.2%	
% of Net Sales		*33.2%*		*32.6%*		*0.6%*			

Operating expenses were $160.1 million, or 33.2%, of net sales for the year ended December 31, 2025 compared to $147.9 million, or 32.6%, of net sales for the year ended December 31, 2024. The increase in operating expenses as a percentage of net sales was primarily due to an increase in outbound logistics and other selling costs associated with a higher volume of Retail sales in the current year period as well as an incremental increase in discretionary spending, including digital advertising.

($ in thousands)		Twelve Months Ended December 31,							
		2025		2024		Inc./ (Dec.)		Inc./ (Dec.)	
INTEREST EXPENSE AND OTHER - net	$	10,007	$	17,008	$	(7,001)		(41.2)%	

Interest expense and other was approximately $10.0 million for the year ended December 31, 2025 compared to $17.0 million for the year ended December 31, 2024. The decrease in interest expense was mainly attributed to lower interest rates achieved through our debt refinance completed in April 2024, as well as lower debt levels for the year ended December 31, 2025 compared to the prior year period. The debt refinance that occurred in April 2024 resulted in a $1.1 million loss on term loan extinguishment charge and a $1.5 million prepayment penalty which are included within Interest Expense and Other - net within the Consolidated Statements of Operations for the twelve months ended December 31, 2024. See Note 7 - Long-Term Debt of our Consolidated Financial Statement for more information.

| ($ in thousands) | Twelve Months Ended December 31, | | | |
	2025	2024	Inc./ (Dec.)	Inc./ (Dec.)
INCOME TAXES:				
Income Tax Expense	$ 4,906	$ 2,671	$ 2,235	83.7%
Effective Tax Rate	*18.1%*	*19.0%*	*(0.9)%*	

The effective tax rate for the twelve months ended December 31, 2025 was 18.1% compared to 19.0% for the twelve months ended December 31, 2024. The decrease from the year ago period was primarily driven by the changes in state and local income taxes and other discrete tax benefits recognized in 2025.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal source of liquidity is our income from operations, as well as access to the borrowing capacity under our ABL Facility. We believe that we have sufficient liquidity to support our ongoing operations and to re-invest in our business to drive future growth. As of December 31, 2025, we maintained cash and cash equivalents of $2.9 million and had $39.5 million of availability under our ABL Facility. Our primary ongoing operating cash flow requirements are for inventory purchases and other working capital needs, capital expenditures, and payments on our credit facilities.

Our working capital consists primarily of trade receivables and inventory, offset by accounts payable and accrued liabilities. Our working capital fluctuates throughout the year as a result of our seasonal business cycle and is generally lowest in the months of January through March of each year and highest during the months of May through October of each year. Our cash generated from operations throughout the year is typically sufficient to fund our seasonal working capital requirements; however, we have the ability to borrow on our ABL Facility as needed and as such its balance may fluctuate significantly throughout any given year.

In addition to our ABL Facility with outstanding borrowings of $97.6 million as of December 31, 2025, we also have a Term Facility with outstanding borrowings of $26.8 million as of December 31, 2025. Our ABL Facility and Term Facility require us to maintain a minimum fixed charge coverage ratio, as defined in the agreement. Additionally, the ABL Facility and Term Facility contain restrictions on the amount of dividend payments and share repurchases. As of December 31, 2025, we were in compliance with the covenant and restrictions. We may utilize portions of our excess cash to prepay certain amounts of long-term debt prior to maturity as well as repurchase shares of common stock under our share repurchase program.

Our capital expenditures relate primarily to investments in information technology, molds and equipment associated with our manufacturing and distribution operations, merchandising fixtures and projects related to our corporate offices. In 2025, we purchased land for the future expansion of our distribution center in Logan, Ohio and as such it is possible that a significant portion of future capital expenditures may relate to this expansion.

We lease certain machinery, equipment, and manufacturing facilities under operating leases that generally provide for renewal options. Future minimum lease payments under non-cancelable operating leases are outlined in further detail in Note 8 - Leases of our Consolidated Financial Statements.

As of December 31, 2025, our material cash requirements from known contractual obligations and commitments relate primarily to our long-term debt and operating leases commitments. See Note 7 - Long-Term Debt and Note 8 - Leases to the Consolidated Financial Statement for more information. Based on our current expectations and forecasts of future earnings, we believe our cash generated from operations will provide sufficient liquidity to fund our operations and debt and lease obligations for the next twelve months and beyond.

The following table presents the key categories of our Consolidated Statement of Cash Flows:

($ in millions)	Twelve Months Ended December 31,			
	2025		2024	
Operating activities	$	16.3	$	52.8
Investing activities		(6.2)		(3.0)
Financing activities		(10.9)		(50.6)
Net change in cash and cash equivalents	$	(0.8)	$	(0.8)

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2025 was $16.3 million compared to $52.8 million for the year ended December 31, 2024. Adjusting for non-cash items, net income provided a cash in-flow of $40.3 million and $35.5 million for the years ended December 31, 2025 and 2024, respectively. The net change in working capital and other assets and liabilities resulted in a decrease to cash provided by operating activities of $24.0 million for the year ended December 31, 2025, compared to an increase of $17.2 million for the year ended December 31, 2024.

During the year ended December 31, 2025, the net change in working capital was primarily impacted by increases in inventory and accounts receivable offset by an increase in accrued expenses and other liabilities. The increase in inventory of approximately $14.4 million was a result of higher inventory costs caused by increased tariffs imposed during 2025. The increase in accounts receivable was due to an increase in sales during fourth quarter of 2025 over the fourth quarter of 2024. The increase in accrued expenses and other liabilities of $11.7 million was primarily due to increased duty costs also resulting from the additional tariffs imposed during 2025. During the year ended December 31, 2024, the net change in working capital was primarily impacted by an increase in accounts payable and accrued expenses of $7.7 million and $5.2 million, respectively. The increase in accounts payable and accrued expenses during the year ended December 31, 2024 compared to the prior year was due to increased inventory purchases in the fourth quarter of 2024, compared to the fourth quarter of 2023. The increase in inventory purchases also led to increased inventory in-transit at December 31, 2024 versus the year ago period and associated accrued duties and in-bound freight, which are included in accrued expenses and other liabilities on the Consolidated Balances Sheets at December 31, 2024.

Investing Activities. Net cash used in investing activities for the twelve months ended December 31, 2025 and 2024 was primarily a result of purchases of fixed assets, specifically machinery and equipment and investments in information technology. Additionally, in 2025, we purchased land for the planned future expansion of our distribution center located in Logan, Ohio.

Financing Activities. Cash used in financing activities for the twelve months ended December 31, 2025 and 2024 was primarily related to dividend payments and payments on our revolving credit facility and term loan.

On February 24, 2026, we announced our new $7,500,000 share repurchase program. For additional information regarding this share repurchase program, see Note 18 - Subsequent Events of our Consolidated Financial Statements.

We are contingently liable with respect to lawsuits, taxes and various other matters that routinely arise in the normal course of business. See Note 17 - Commitments and Contingencies of our Consolidated Financial Statements for further discussion of legal matters. We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities, also known as "Variable Interest Entities." Additionally, we do not have any related party transactions that materially affect the results of operations, cash flow or financial condition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"), requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, management evaluates these estimates. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Historically, actual results have not been materially different from the Company's estimates. However, actual results may differ materially from these estimates under different assumptions or conditions. The Company has identified the following critical accounting policies used in determining estimates and assumptions in the amounts reported. Management believes that an understanding of these policies is important to an overall understanding of the Company's Consolidated Financial Statements. Significant accounting policies are summarized in Note 1 - Basis of Presentation and Summary of Significant Accounting Policies of our Consolidated Financial Statements.

Revenue recognition

Revenue is recognized when the performance obligations under the terms of a contract with our customer are satisfied. The performance obligation is satisfied, and revenue is recorded when control passes to the customer which is generally upon shipment to the customer or at the time of sale for our outdoor gear store customers. Revenue is measured as the amount of consideration we expect to receive in exchange for the transfer of our products, which is the net sales price.

The net sales price includes estimates of variable consideration for which reserves may be established. Components of variable consideration include discounts and allowances, customer rebates, markdowns, and product returns. These reserves are based on the amounts earned, or to be claimed, on the related sales of our products.

Elements of variable consideration including discounts and allowances and rebates are determined at contract inception and are reassessed at each reporting date, at a minimum, to reflect any change in the types of variable consideration offered to the customer. We determine estimates of variable consideration based on evaluations of each type of variable consideration and customer contract, historical and anticipated trends, and current economic conditions. Overall, these reserves reflect our best estimates of the amount of consideration to be earned on the related sales. Actual amounts of consideration ultimately received may differ from our estimates. If actual results in the future vary from our estimates, we will adjust these estimates, which would affect net revenue and earnings in the period such variances become known.

Our estimated sales returns are based on historical customer return data and known or anticipated returns not yet received from customers. Actual returns in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns are significantly higher or lower than the established reserves, a reduction or increase to net revenues is recorded in the period in which the determination is made. See Note 14 - Revenue of our Consolidated Financial Statements for additional information.

Inventories

Inventories are stated at the lower of cost or net realizable value, on a first-in, first-out basis. We reduce the carrying value of inventories to the lower of cost or net realizable value for excess and obsolete inventories based upon assumptions about future demand and market conditions. If we estimate the net realizable value of our inventory is less than the cost of the inventory, we record an adjustment equal to the difference between the cost of the inventory and the estimated net realizable value. The adjustment is recorded as a charge to cost of goods sold. If changes in demand or market conditions result in reductions to the estimated net realizable value of our inventory below our previous estimate, we would further adjust the value of our inventory in the period in which we made such a determination.

Goodwill and Indefinite-Lived Intangibles

Goodwill and intangible assets deemed to have indefinite lives are not amortized but are evaluated for impairment annually or whenever we identify certain triggering events or circumstances that would more likely than not reduce the fair value of the assets below their carrying amount. Events or circumstances that might indicate an interim evaluation is warranted include, among other things, unexpected adverse business conditions, macro and reporting unit specific economic factors, supply costs, and unanticipated competitive activities.

We test goodwill and indefinite-lived intangible assets for impairment annually in the fourth quarter each fiscal year by quantitatively comparing the fair values of the Wholesale and Retail reporting units and indefinite-lived intangibles to their carrying amounts. There was no goodwill allocated to our Contract Manufacturing reporting unit.

For goodwill, we estimated the fair value of each reporting unit by weighing the results of the income and market approaches. These valuation approaches consider a number of factors that include, but are not limited to, prospective financial information, growth rates, discount rates, and comparable multiples from publicly traded companies in our industry and require us to make certain assumptions and estimates regarding industry economic factors and future profitability of our business. When performing the income approach, we utilize the present value of cash flows to estimate fair value. The future cash flows for our reporting units were projected based on our estimates, at that time, of future revenues, operating income, and other factors (such as working capital and capital expenditures). The discount rates used were based on a weighted-average cost of capital determined from relevant market comparisons and take into consideration the risk and nature of the respective reporting unit's cash flows. For the market approach, we use the guideline public company method which relies upon valuation multiples derived from stock prices and enterprise values of publicly traded companies that are comparable to the reporting unit being evaluated.

The fair value of our trademarks was determined based on the income approach using the relief from royalty method. This method requires us to estimate the future revenues for the related brands, the appropriate royalty rate, and the weighted average cost of capital.

We did not recognize any impairment charges for goodwill during fiscal year 2025 or 2024. No impairment charges were recognized for the Company's indefinite-lived intangible assets during fiscal year 2025. During the fourth quarter of 2024, we recognized a $4.0 million impairment charge for our Muck trademarks. The charge is included within Operating Expenses within the Consolidated Statements of Operations for the twelve months ended December 31, 2024. Refer to Note 5 - Goodwill and Other Intangible Assets of our Consolidated Financial Statements for additional information on the Muck trademark impairment.

Income taxes

We are subject to taxation in the U.S., as well as various state and foreign jurisdictions. The determination of our provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. Our interpretation of tax laws, regulations and policies could differ from how standard setting-bodies interpret them. State, local or foreign jurisdictions may enact tax laws that could result in further changes to taxation and materially affect our financial position and results of operations.

On an interim basis, we estimate the annual effective tax rate and record a quarterly income tax provision in accordance with the projected annual rate. As the year progresses, the estimate is refined based upon actual events and earnings by jurisdiction during the year. This continual estimation process periodically results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs.

RECENT FINANCIAL ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 - Accounting Standards Updates of our Consolidated Financial Statements for new accounting pronouncements adopted during the current year and the expected impact of accounting pronouncements recently issued but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable section of this MD&A and the Notes to Consolidated Financial Statements.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report, including Management's Discussion and Analysis of Financial Conditions and Results of Operations, contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management's intent, belief, expectations, such as statements concerning our future profitability and our operating and growth strategy. Words such as "believe," "anticipate," "expect," "will," "may," "should," "intend," "plan," "estimate," "predict," "potential," "continue," "likely," "would," "could" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitations, dependence on sales forecasts, changes in consumer demand, seasonality, impact of weather, competition, reliance on suppliers, risks inherent to international trade, changing retail trends, the loss or disruption of our manufacturing and distribution operations, cybersecurity breaches or disruption of our digital systems, fluctuations in foreign currency exchange rates, economic changes, as well as other factors set forth under the caption "Item 1A. Risk Factors" in this Annual Report on Form 10-K and other factors detailed from time to time in our filings with the Securities and Exchange Commission. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We assume no obligation to update any forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable to smaller reporting companies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

ROCKY BRANDS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Rocky Brands, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rocky Brands, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, shareholders' equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Other Intangible Assets - Wholesale and Retail Reporting Units and Trademarks – Refer to Notes 1 and 5 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill and indefinite-lived intangible assets for impairment involves the comparison of the fair value of each reporting unit or asset to its respective carrying value.

The Company uses a combination of the income and market approaches to estimate the fair value of its reporting units in its goodwill impairment analysis. The income approach requires management to estimate a number of factors for each reporting unit, including forecasts of future revenues, EBITDA margins, and discount rates. The market approach requires management to estimate fair value using comparable marketplace fair value data from a comparable industry grouping or a comparable marketplace transactional multiple.

The Company determines the fair value of trademarks based on the income approach using the relief from royalty method. This method requires management to estimate the future revenues for the related brands, the appropriate royalty rate, and the weighted average cost of capital.

The selection of companies in the comparable industry group for the reporting units and changes in business and valuation assumptions for both the reporting units and the trademarks could have a significant impact on the valuation of the reporting units or the trademarks and the amount of a goodwill or indefinite-lived intangible asset impairment charge, if any.

We identified the valuation of the Wholesale and Retail reporting units and certain trademark indefinite-lived intangible assets as a critical audit matter due to the materiality of the assets' carrying values, the difference between the fair values and the carrying values of the reporting units, the sensitivity of the fair value calculation to changes in significant assumptions, and the forward-looking forecast compared to historical forecasts and results for each of the reporting units and trademarks.

Auditing management's judgments used in the quantitative assessment regarding significant assumptions such as future revenue growth, EBITDA margins, the selection of discount rates, and the selection of royalty rates requires a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value of goodwill for the Wholesale and Retail reporting units and certain trademark indefinite-lived intangible assets included the following, among others:

- We tested the effectiveness of controls over the goodwill and indefinite-lived intangible asset impairment analyses, including those over the development of significant assumptions such as future revenue growth, EBITDA margins, discount rates, and royalty rates.

- We evaluated the reasonableness of management's forecasted future revenue growth and EBITDA margins by comparing historical forecasts to actual results and comparing future forecasts to business strategies, growth plans, and third-party economic and industry data.

- With the assistance of our fair value specialists, we evaluated the discount rate and royalty rate used by the Company in developing the fair value estimates by testing the source information underlying the determination of the discount rate and royalty rate and by developing a range of independent estimates for the discount rate and royalty rate.

/s/ DELOITTE & TOUCHE LLP
Columbus, Ohio
March 11, 2026

We have served as the Company's auditor since 2024.

Rocky Brands, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share amounts)

		December 31, 2025		December 31, 2024
ASSETS:				
CURRENT ASSETS:				
Cash and cash equivalents	$	2,902	$	3,719
Trade receivables – net		77,055		71,983
Other receivables		4,952		1,028
Inventories – net		181,134		166,701
Income tax receivable		1,050		-
Prepaid expenses		3,623		3,008
Total current assets		270,716		246,439
LEASED ASSETS		4,175		6,030
PROPERTY, PLANT & EQUIPMENT – net		49,929		49,666
GOODWILL		47,844		47,844
IDENTIFIED INTANGIBLES – net		103,033		105,823
OTHER ASSETS		1,791		1,498
TOTAL ASSETS	$	477,488	$	457,300
LIABILITIES AND SHAREHOLDERS' EQUITY:				
CURRENT LIABILITIES:				
Accounts payable	$	52,958	$	58,069
Current portion of long-term debt		8,361		8,361
Accrued expenses and other liabilities		34,813		23,977
Total current liabilities		96,132		90,407
LONG-TERM DEBT		114,281		120,376
LONG-TERM LEASES		1,727		3,537
DEFERRED INCOME TAXES		12,381		10,044
DEFERRED LIABILITIES		879		712
TOTAL LIABILITIES		225,400		225,076
SHAREHOLDERS' EQUITY:				
Common stock, no par value;		-		-
25,000,000 shares authorized; issued and outstanding December 31, 2025 - 7,505,139; December 31, 2024 - 7,454,465				
Additional paid-in-capital		76,090		73,866
Retained earnings		175,998		158,358
Total shareholders' equity		252,088		232,224
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	477,488	$	457,300

See notes to Consolidated Financial Statements

Rocky Brands, Inc. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share amounts)

		Year Ended December 31,		
		2025		2024
NET SALES	$	481,976	$	453,772
COST OF GOODS SOLD		284,686		274,762
GROSS MARGIN		197,290		179,010
OPERATING EXPENSES		160,103		147,944
INCOME FROM OPERATIONS		37,187		31,066
INTEREST EXPENSE AND OTHER – net		(10,007)		(17,008)
INCOME BEFORE INCOME TAX EXPENSE		27,180		14,058
INCOME TAX EXPENSE		4,906		2,671
NET INCOME	$	22,274	$	11,387
INCOME PER SHARE				
Basic	$	2.98	$	1.53
Diluted	$	2.96	$	1.52
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING				
Basic		7,474		7,437
Diluted		7,530		7,480

See notes to Consolidated Financial Statements

Rocky Brands, Inc. and Subsidiaries
Consolidated Statement of Shareholders' Equity
(In thousands, except per share amounts)

	Common Stock and Additional Paid-in Capital		Retained	Total Shareholders'
	Shares Outstanding	Amount	Earnings	Equity
BALANCE - December 31, 2023	7,412	$ 71,973	$ 151,582	$ 223,555
Net income			$ 11,387	$ 11,387
Dividends paid on common stock ($0.62 per share)			(4,611)	(4,611)
Stock issued for options exercised, including tax benefits	22	$ 599	-	599
Stock-based compensation	20	1,294	-	1,294
BALANCE - December 31, 2024	7,454	$ 73,866	$ 158,358	$ 232,224
Net income			$ 22,274	$ 22,274
Dividends paid on common stock ($0.62 per share)			(4,634)	(4,634)
Repurchase of common stock	(10)	$ (201)	-	(201)
Stock issued for options exercised and other rewards, including tax benefits	32	808	-	808
Stock-based compensation	29	1,617	-	1,617
BALANCE - December 31, 2025	7,505	$ 76,090	$ 175,998	$ 252,088

See notes to Consolidated Financial Statements

Rocky Brands, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

		Year Ended December 31,		
		2025		2024
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	$	22,274	$	11,387
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		9,845		10,251
Noncash lease expense		2,798		2,619
Deferred income taxes		2,337		2,569
Stock compensation expense		1,617		1,294
Provision for bad debts		987		1,679
Amortization of debt issuance costs and loan fees		670		611
Gain on insurance proceeds received for damaged equipment		(253)		-
Intangible impairment charge		-		4,000
Loss on term loan extinguishment		-		1,111
Changes in assets and liabilities:				
Receivables		(9,983)		2,572
Contract receivables		-		927
Inventories		(14,433)		2,500
Other current assets		(616)		353
Other assets		(173)		(107)
Accounts payable		(5,972)		7,745
Operating lease liability		(2,875)		(2,619)
Accrued and other liabilities		11,687		5,154
Income taxes		(1,611)		1,645
Contract liabilities		-		(927)
Net cash provided by operating activities		16,299		52,764
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchases of fixed assets		(6,576)		(4,663)
Insurance proceeds received for damaged equipment		372		-
Proceeds from sale of business		-		1,700
Net cash used in investing activities		(6,204)		(2,963)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from revolving credit facility		53,744		139,801
Repayments on revolving credit facility		(52,000)		(139,713)
Proceeds on term loan		-		50,000
Repayments on term loan		(8,361)		(94,295)
Payments of debt issuance costs and loan fees		(268)		(2,333)
Proceeds from stock options		808		599
Repurchase of common stock		(201)		-
Dividends paid on common stock		(4,634)		(4,611)
Net cash used in financing activities		(10,912)		(50,552)
DECREASE IN CASH AND CASH EQUIVALENTS		(817)		(751)
CASH AND CASH EQUIVALENTS:				
BEGINNING OF PERIOD		3,719		4,470
END OF PERIOD	$	2,902	$	3,719

See notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The accompanying Consolidated Financial Statements include the accounts of Rocky Brands, Inc. ("Rocky Brands") and its wholly-owned subsidiaries, Lifestyle Footwear, Inc. ("Lifestyle"), Five Star Enterprises Ltd. ("Five Star"), Rocky Brands US, LLC, Rocky Brands International, LLC, Lehigh Outfitters, LLC, US Footwear Holdings, LLC, Rocky Brands (Australia) Pty Ltd., Mexico FW Holdings, S. de R.L. de C.V., Rocky Footwear (Chuzhou) Co. Ltd., UK Footwear Holdings Limited and Rocky Outdoor Gear Store, LLC (collectively referred to as the "Company"). All intercompany transactions have been eliminated.

Reclassification - Certain amounts in the prior year's consolidated financial statements and footnotes were reclassified to conform to the current year's presentation.

Business Activity - We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Muck, XTRATUF, Rocky, Durango, Georgia Boot, Lehigh, Ranger, and the licensed brand Michelin. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around six target markets: work, outdoor, western, commercial military, duty, and military. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

Our products are distributed through three distinct business segments: Wholesale, Retail, and Contract Manufacturing. Wholesale includes sales of footwear and accessories to several classifications of retailers, including sporting goods stores, outdoor specialty stores, online retailers, marine stores, independent retailers, mass merchants, retail uniform stores and specialty safety shoe stores. Our Retail business includes direct sales of our products to consumers through our e-commerce websites, third-party marketplaces, our Rocky Outdoor Gear Store and Lehigh businesses. Contract Manufacturing includes sales to the U.S. Military, private label sales and any sales to customers in which we are contracted to manufacture or source a specific footwear product for a customer. See Note 16 - Segment Information for further information.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency - We have determined that the functional currency for our international subsidiaries is USD as this is the currency in which the entities primarily generate and expend cash. Monetary assets and liabilities that are in a currency other than the USD are remeasured at the rate prevailing at year end. Revenue and expenses in a foreign currency are remeasured at rates that approximate those in effect at the time of remeasurement. Resulting gains and losses from remeasuring the foreign currency to the USD are included in net income. Foreign currency transaction gains and losses are not material for any period presented.

Cash and Cash Equivalents - We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Balances may exceed federally insured limits. We also hold cash outside of the U.S. that is not federally insured.

Allowance for Credit Losses - We maintain an allowance for credit losses resulting from the inability of our customers to make required payments. We calculate the allowance based on historical experience, the age of the receivables, receivable insurance status, and identification of customer accounts that are likely to prove difficult to collect due to various criteria including pending bankruptcy. Estimates of the allowance in any future period are inherently uncertain and actual allowances may differ from these estimates. If actual or expected future allowances were significantly greater or less than established reserves, a reduction or increase to bad debt expense would be recorded in the period this determination was made. Our credit policy generally provides that trade receivables will be deemed uncollectible and written-off once we have pursued all reasonable efforts to collect on the account. Trade receivables are presented net of the related allowance for credit losses of approximately $0.7 million and $1.0 million at December 31, 2025 and 2024, respectively.

Concentration of Credit Risk - We have transactions with a large number of customers. Our exposure to credit risk is impacted by the economic climate affecting the retail shoe industry. We manage this risk by performing ongoing credit evaluations of our customers, maintaining reserves for potential uncollectible accounts and utilizing credit insurance for some of our key customers. As of December 31, 2025, one customer represented approximately 15.0% of net trade receivables. Management believes the credit risk associated with this customer is limited. As of December 31, 2024, there were no customers that represented 10.0% or more of net trade receivables.

Supplier and Labor Concentrations - We purchase raw materials from a number of domestic and foreign sources. We produce a portion of our shoes and boots in our Dominican Republic, Puerto Rico and China operations. We are not aware of any governmental or economic restrictions that would alter these current operations.

We source a significant portion of our footwear, apparel and gloves from manufacturers in Vietnam, China, the Dominican Republic, Cambodia, Puerto Rico, India, and Mexico. We are not aware of any governmental or economic restrictions that would alter our current sourcing operations.

Inventories - Inventories are valued at the lower of cost or net realizable value, on a first-in, first-out (FIFO) basis. We reduce the carrying value of inventories to the lower of cost or net realizable value for excess and obsolete inventories based upon assumptions about future demand and market conditions. If we estimate the net realizable value of our inventory is less than the cost of the inventory, we record an adjustment equal to the difference between the cost of the inventory and the estimated net realizable value. The adjustment is recorded as a charge to cost of goods sold. If changes in demand or market conditions result in reductions to the estimated net realizable value of our inventory below our previous estimate, we would further adjust the value of our inventory in the period in which we made such a determination.

Property, Plant and Equipment - We record fixed assets at historical cost and generally utilize the straight-line method of computing depreciation for financial reporting purposes over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	5 - 39
Machinery and equipment	3 - 8
Furniture and fixtures	3 - 8
Lasts, dies, and patterns	3

For income tax purposes, we generally compute depreciation utilizing accelerated methods.

Goodwill and Other Intangible Assets - Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets. Indefinite-lived intangibles include trademarks. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to impairments tests at least annually. We review the carrying amounts of goodwill and indefinite-lived intangible assets by reporting unit at least annually, or when indicators of impairment are present, to determine if such assets may be impaired.

We may first assess qualitative factors to determine whether it is more likely than not that the fair value of goodwill and indefinite-lived intangible assets are less than their carrying value. We would not be required to quantitatively determine the fair value unless we determine, based on the qualitative assessment, that it is more likely than not that its fair value is less than the carrying value.

We perform our annual testing for goodwill and indefinite-lived intangible asset impairment in the fourth quarter of the fiscal year for all reporting units. Goodwill is quantitatively evaluated for possible impairment by comparing the estimated fair value of the reporting unit with its carrying value, including the goodwill assigned to that reporting unit. An impairment charge is recorded if the carrying value of the reporting unit exceeds its estimated fair value. An indefinite-lived intangible asset is quantitatively evaluated for possible impairment by comparing the estimated fair value of the asset with its carrying value. An impairment charge is recorded if the carrying value of the asset exceeds its estimated fair value.

Other intangible assets determined to have a finite life primarily consist of customer relationships and patents, which are amortized over their estimated useful lives using straight-line amortization. We review intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires a comparison of the carrying amount to the sum of the future forecasted undiscounted cash flows expected to be generated by the asset group.

For additional details on goodwill and intangible assets, including information related to our annual test, see Note 5 - Goodwill and Other Intangible Assets.

Leases - Our leases primarily consist of office buildings, distribution centers, manufacturing facilities and equipment. We lease assets in the normal course of business to meet our current and future needs while providing flexibility to our operations. We enter into contracts with third parties to lease specifically identified assets. Our incremental borrowing rate is used to determine the present value of future lease payments unless the implicit rate is readily determinable. Most of our leases have contractually specified renewal periods. Our operating leases expire at various dates through 2030 and contain various provisions for rental adjustments and renewal provisions for varying periods. We determine the lease term for each lease based on the terms of each contract and factor in renewal and early termination options if such options are reasonably certain to be exercised.

We have elected the practical expedient to account for lease components and nonlease components associated with individual leases as a single lease component for all leases. In addition, we have elected to account for multiple lease components as a single lease component. Our leases may include variable lease costs such as payments based on changes to an index, maintenance, and utilities. We recognize variable lease payments when the amounts are incurred and determinable. We have elected to account for leases of twelve months or less as short-term leases and accordingly do not recognize a right-of-use asset or lease liability for these leases. We recognize lease expense for these leases on a straight-line basis over the lease term.

Comprehensive Income - Comprehensive income includes changes in equity that result from transactions and economic events from non-core operations. Comprehensive income is composed of two subsets – net income and other comprehensive income. There were no material other comprehensive income items, and, therefore, no Statements of Comprehensive Income were presented.

Revenue Recognition - Revenue is recognized when the performance obligations under the terms of a contract with our customer are satisfied; this generally occurs at a point in time when our product ships to the customer, which is when the transfer of control passes to the customer or at the time of sale for our outdoor gear store. Revenue is measured as the amount of consideration we expect to receive in exchange for the transfer of our products, which is net sales price. Payment terms vary by sales channel and customer. For our wholesale channel and our Lehigh business-to-business channel, terms generally require the customers to pay within 30 to 60 days of product shipment. For our outdoor gear store, e-commerce channel, and third-party marketplace channel, payment is due at the time of sale.

Cost of Goods Sold - Cost of goods sold represents our costs to manufacture products in our own facilities, including raw materials costs and all overhead expenses related to production, as well as the cost to purchase finished products from our third-party manufacturers. Cost of goods sold also includes the cost to transport these products to our distribution centers.

Advertising - Advertising costs associated with print and media advertisements are typically expensed in the first period in which the advertising takes place, and other advertising costs are expensed as incurred. Advertising expense was approximately $23.4 million and $19.9 million for 2025 and 2024, respectively.

Shipping Costs - All shipping costs billed to customers have been included in net sales. All outbound shipping costs to customers have been included in operating expenses and totaled approximately $30.1 million and $27.0 million in 2025 and 2024, respectively.

Stock Compensation Expense - We recognize compensation expense for awards of stock options, restricted stock units ("RSUs"), and director stock units based on the fair value on the grant date and on a straight-line basis over the requisite service period for the awards that are expected to vest, with forfeitures estimated based on our historical experience and future expectations. Stock-based compensation is included in operating expenses in the consolidated statements of operations.

Fair Value Measurements - The fair value accounting standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard clarifies how to measure fair value as permitted under other accounting pronouncements.

The fair value accounting standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. This standard also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of cash and cash equivalents, receivables, and payables approximated their carrying values because of the short-term nature of these instruments. Receivables consist primarily of amounts due from our customers, net of allowances, and expected insurance recoveries. The carrying amounts of our long-term credit facilities and other short-term financing obligations approximate fair value, as they are comparable to financing in the third-party marketplaces due to their variable interest rate terms. Our long-term credit facilities and short-term financing obligations are classified as Level 2.

We hold assets and liabilities in a separate trust in connection with deferred compensation plans. The deferred compensation assets are classified as trading securities within other assets and the deferred compensation liabilities are classified within deferred liabilities in the accompanying Consolidated Balance Sheet. The fair value of these assets is based on unadjusted quoted market prices for the funds in active markets with sufficient volume and frequency and are therefore classified as Level 1.

Some assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. These assets primarily include property, plant, and equipment, operating lease assets, definite-lived intangibles and goodwill and other indefinite-lived intangible assets that are reduced to fair value when impaired. Assets that are written down to fair value when impaired are not subsequently adjusted to fair value unless further impairment occurs. There was no impairment charge for such assets recorded during the year end December 31, 2025. We incurred $4.0 million of impairment relating to our trademarks during the year ended December 31, 2024, to write-down the carrying value of the Muck trademarks to the estimated fair value of the asset.

Deferred Compensation Plan Assets and Liabilities - On December 14, 2018, our Board of Directors adopted the Rocky Brands, Inc. Executive Deferred Compensation Plan (the "Executive Deferred Compensation Plan"), which became effective January 1, 2019. The Executive Deferred Compensation Plan is a nonqualified deferred compensation plan in which certain executives are eligible to participate. The deferrals are held in a separate trust, which has been established for the administration of the Executive Deferred Compensation Plan. The trust assets and liabilities are classified as trading securities within prepaid expenses and other current assets and deferred liabilities, respectively in the accompanying consolidated balance sheets, with changes in the deferred compensation charged to operating expenses in the accompanying consolidated statements of operations. The fair value is based on unadjusted quoted market prices for the funds in active markets with sufficient volume and frequency and are therefore classified as Level 1.

2. ACCOUNTING STANDARDS UPDATES

Recently Issued Accounting Pronouncements

Rocky Brands is currently evaluating the impact of certain ASUs on its Consolidated Financial Statements or Notes to the Consolidated Financial Statements:

Standard	Description	Anticipated Adoption Periods	Effect on Consolidated Financial Statements
ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	This pronouncement requires disclosure of disaggregated information about certain income statement expense line items within the notes to the consolidated financial statements.	Q4 2027 (fiscal year) Q1 2028 (interim period)	The Company is still assessing the impact of the new accounting standard on its consolidated financial statements.
ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software	This pronouncement modernizes the accounting for internal-use software costs by removing all references to prescriptive and sequential software development stages. The new standard requires entities to consider whether significant development uncertainty has been resolved before starting to capitalize software costs and enhances disclosure requirements.	Q4 2028 (fiscal year) Q1 2029 (interim period)	The Company is still assessing the impact of the new accounting standard on its consolidated financial statements.
ASU 2025-11, Interim Reporting (Topic 270) Narrow-Scope Improvements	This pronouncement improves the navigability of the required interim disclosure and clarification around the principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity.	Q4 2027 (fiscal year) Q1 2028 (interim period)	The Company is still assessing the impact of the new accounting standard on its consolidated financial statements.

Accounting Standards Adopted in the Current Year

Standard	Description	Effect on the financial statements or other significant matters
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures	This pronouncement requires expanded income tax disclosures primarily related to an entity's effective tax rate reconciliation and income taxes paid.	The Company has included all required disclosures within its Form 10-K for the year ended December 31, 2025. See Note 10 - Taxes for further information on income taxes.

Accounting Standards Adopted in the Prior Year

Standard	Description	Effect on the financial statements or other significant matters
ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	This pronouncement requires expanded disclosures about an entity's reportable segments, including more enhanced information about a reportable segment's expenses, interim segment profit or loss, and how an entity's chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources.	The Company has included all required disclosures within its Form 10-K for the year ended December 31, 2025 and 2024. See Note 16 - Segment Information for further information on segment disclosures.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA includes modifications to the international tax framework and amends and extends several provisions of the 2017 Tax Cuts and Jobs Act, including 100% bonus depreciation, the deductibility of domestic research and development expenses, and the business interest expense limitation. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. There was no significant impact to our effective tax rate as a result of OBBBA in the current year. We will continue to evaluate the impact of OBBBA on our consolidated financial statements and related disclosures for future years.

3. INVENTORIES

Inventories are comprised of the following:

($ in thousands)	December 31, 2025	December 31, 2024
Finished goods	$ 161,770	$ 149,328
Raw materials	18,776	16,671
Work-in-process	588	702
Total	$ 181,134	$ 166,701

The asset associated with our returns reserve included within inventories was approximately $1.1 million and $0.9 million at December 31, 2025 and December 31, 2024, respectively.

4. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is comprised of the following:

($ in thousands)	December 31, 2025		December 31, 2024	
Machinery and equipment	$	64,415	$	61,956
Buildings		37,859		37,657
Lasts, dies and patterns		13,418		11,806
Furniture and fixtures		1,546		1,548
Less - accumulated depreciation		(81,492)		(75,242)
Total		35,746		37,725
Construction work-in-progress		12,007		10,969
Land		2,176		972
Net Fixed Assets	$	49,929	$	49,666

We incurred approximately $7.1 million and $7.5 million in depreciation expense for the years ended December 31, 2025 and 2024, respectively.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and indefinite-lived intangibles are tested for impairment at least annually by comparing the estimated fair values of our reporting units and indefinite-lived intangible assets to their respective carrying values. For goodwill, we estimate the fair value of each reporting unit by weighing the results of the income and market approaches. These valuation approaches consider a number of factors that include, but are not limited to, prospective financial information, growth rates, discount rates, and comparable multiples from publicly traded companies in our industry and require us to make certain assumptions and estimates regarding industry economic factors and future profitability of our business. When performing the income approach, we utilize the present value of cash flows to estimate fair value. The future cash flows for our reporting units were projected based on our estimates, at that time, of future revenues, EBITDA, and other factors (such as working capital and capital expenditures). The discount rates used were based on a weighted-average cost of capital determined from relevant market comparisons and take into consideration the risk and nature of the respective reporting unit's cash flows. For the market approach, we use the guideline public company method which relies upon valuation multiples derived from stock prices and enterprise values of publicly traded companies that are comparable to the reporting unit being evaluated. To further confirm fair value, we compare the aggregate fair value of our reporting units to our total market capitalization. After completing our annual goodwill impairment test for our Wholesale and Retail reporting units during the fourth quarter of 2025 and 2024, we concluded there was no impairment in either of these years.

The fair value of our indefinite-lived intangibles, which consist of trademarks, was determined based on the income approach using the relief from royalty method. This method requires us to estimate the future revenues for the related brands, the appropriate royalty rate, and the weighted-average cost of capital. There was no impairment charge for indefinite-lived intangible assets recorded during the year ended December 31, 2025. In the fourth quarter of 2024, after completing our annual impairment test for our indefinite-lived intangible assets, we recognized a $4.0 million impairment charge related to the Muck trademarks. The impairment charge for the Muck trademarks was due to a reduction in the assigned royalty rate as a result of changes in projected revenue growth.

We consider the assumptions used in our determination of the estimated fair value of our reporting units and indefinite-lived intangible assets to be reasonable and comparable to those that would be used by other third-party marketplace participants; however, actual events and results could differ substantially from the estimates used in our valuations. These assumptions include, among other things, estimating future cash flows, including projected revenue and operating results, as well as selecting appropriate discount rates, pricing multiples, and an assumed royalty rate. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the fair value of our goodwill and other intangible assets, the revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Estimates utilized in the projected cash flows include consideration of macroeconomic conditions, expected growth rates, cost containment and margin expansion, business plans, market position, and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances such as supply chain disruptions and the loss of key customers could negatively affect key assumptions used for the recent fair value test and potentially result in goodwill and/or intangible assets impairment.

There were no changes in the carrying amount of goodwill for the years ended December 31, 2025 or 2024. Goodwill was $47.8 million as of December 31, 2025 and 2024.

A schedule of identified intangible assets is as follows:

($ in thousands)	Gross Amount		Accumulated Amortization	Accumulated Impairment[1]		Carrying Amount
	December 31, 2025					
Indefinite-lived intangible assets						
Trademarks	$ 78,654			$ (4,000)	$	74,654
Intangible assets subject to amortization						-
Patents	895	$	(875)	-		20
Customer relationships	41,659		(13,300)	-		28,359
Total intangible assets other than goodwill	$ 121,208	$	(14,175)	$ (4,000)	$	103,033

[1] Accumulated impairment relates to impairment of the Muck trademarks recognized during the year ended December 31, 2024. The amount allocated to our Wholesale and Retail reporting segments was $3.6 million and $0.4 million, respectively.

($ in thousands)	Gross Amount		Accumulated Amortization	Accumulated Impairment[1]		Carrying Amount
	December 31, 2024					
Indefinite-lived intangible assets						
Trademarks	$ 78,654			$ (4,000)	$	74,654
Intangible assets subject to amortization						
Patents	895	$	(863)	-		32
Customer relationships	41,659		(10,522)	-		31,137
Total intangible assets other than goodwill	$ 121,208	$	(11,385)	$ (4,000)	$	105,823

[1] Accumulated impairment relates to impairment of the Muck trademarks recognized during the year ended December 31, 2024. The amount allocated to our Wholesale and Retail reporting segments was $3.6 million and $0.4 million, respectively.

The weighted average remaining life of patents and customer relationships is 2.4 years and 10.3 years, respectively.

Amortization expense for intangible assets subject to amortization for the twelve months ended December 31, 2025 and 2024 was $2.8 million.

A schedule of approximate expected remaining amortization expense related to definite-lived intangible assets for the years ended December 31 is as follows:

($ in thousands)	Year	Amortization Expense
	2026	2,788
	2027	2,785
	2028	2,781
	2029	2,779
	2030	2,778
	2031+	14,468
	Total $	28,379

6. ACCRUED EXPENSES AND OTHER LIABILITIES

Amounts reported in "Accrued expenses and other liabilities" within the accompanying Consolidated Balance Sheets were:

($ in thousands)	December 31, 2025		December 31, 2024	
Accrued expenses and other liabilities:				
Accrued tariffs and duties	$	15,272	$	6,807
Salaries and wages		5,336		3,220
Operating lease liability		2,651		2,772
Returns liability		2,123		1,754
Income taxes payable		-		562
Other		9,431		8,862
Total accrued expenses and other liabilities	$	34,813	$	23,977

7. LONG-TERM DEBT

On April 26, 2024, we refinanced our existing debt by amending and restating our credit agreement with Bank of America, N.A., as agent, sole lead arranger and sole bookrunner and other lenders party thereto (the "ABL Agreement"). The ABL Agreement consists of a $175.0 million asset-based lending credit facility (the "ABL Facility") and a $50.0 million term loan facility (the "Term Facility"). The ABL Agreement is collateralized by a first-lien on substantially all of the Company's domestic assets. The ABL Facility includes a separate first in, last out (FILO) tranche, which allows the Company to borrow at higher advance rates on eligible accounts receivables and inventory balances. As of December 31, 2025, we had borrowing capacity of $39.5 million under the ABL Facility. The Term Facility provides for monthly principal payments until the date of maturity, at which date the remaining principal balance is due.

The refinance resulted in a $2.6 million expense within Interest Expense and Other - net in the accompanying Consolidated Statements of Operations, consisting of a $1.1 million loss on term loan extinguishment and a $1.5 million term loan prepayment penalty for the twelve months ended December 31, 2024. The $1.1 million loss on term loan extinguishment is included as a noncash adjustment to net income and the $1.5 million prepayment penalty is included within Repayments of long-term debt in the accompanying Consolidated Statements of Cash Flows for the twelve months ended December 31, 2024.

Loans under the ABL Agreement bear interest at a variable rate equal to either (i) the Base Rate (as calculated in the ABL Agreement) or (ii) Term SOFR (as calculated in the ABL Agreement), plus in each case an interest margin determined by the Company's average daily availability as a percentage of the aggregate amount of revolving commitments for revolving loans and term loans, with a range of Base Rate margins and term SOFR margins, as set forth of the following chart:

Revolver Pricing Level	Average Availability as a Percentage of Commitments	Term SOFR Term Loan	Base Rate Term Loan	Term SOFR Revolver Loan	Base Rate Revolver Loan	Term SOFR FILO Loan	Base Rate FILO Loan
I	> 66.7%	2.75%	1.50%	1.25%	0.00%	1.75%	0.50%
II	>33.3% and < or equal to 66.7%	3.00%	1.50%	1.50%	0.00%	2.00%	0.50%
III	< or equal to 33.3%	3.25%	1.75%	1.75%	0.25%	2.25%	0.75%

In connection with the ABL Agreement, we paid certain fees that were capitalized and will be amortized over the life of such agreement.

Current and long-term debt under the ABL Agreement consisted of the following as of December 31:

($ in thousands)		December 31, 2025		December 31, 2024
Term Facility that matures in 2029 with an effective interest rate of 7.50% as of December 31, 2025, and 10.47% as of December 31, 2024	$	26,762	$	35,123
ABL Facility that matures in 2029:				
SOFR borrowings with an effective interest rate of 5.62% as of December 31, 2025, and 6.24% as of December 31, 2024		94,300		91,300
Prime borrowings with an effective interest rate of 7.16% as of December 31, 2025, and 7.77% as of December 31, 2024		3,321		4,577
Total debt		124,383		131,000
Less: Unamortized debt issuance costs		(1,741)		(2,263)
Total debt, net of debt issuance costs		122,642		128,737
Less: Debt maturing within one year		(8,361)		(8,361)
Long-term debt	$	114,281	$	120,376

Contractual maturities of total debt are as follows:

($ in thousands)	Year	Debt Payment Schedule
	2026	8,361
	2027	8,361
	2028	8,361
	2029	99,300
	Total $	124,383

Credit Facility Covenants

Our ABL Facility and Term Facility require us to maintain a minimum fixed charge coverage ratio, as defined in the ABL Agreement. As of December 31, 2025 and 2024, we were incompliance with all credit facility covenants. The ABL Facility and Term Facility also contain restrictions on the amount of dividend payments and share repurchases. As of December 31, 2025 and 2024, the Company was in compliance with the amounts paid on dividends and share repurchases in accordance with our credit facilities. We were in compliance with all applicable credit facility covenants under our previous term debt and asset-based lending credit facility through April 26, 2024, the date on which we refinanced such debt.

Interest expense was approximately $10.0 million and $17.0 million for the years ended December 31, 2025 and 2024, respectively.

8. LEASES

The following is a summary of the Company's lease cost:

($ in thousands)		December 31, 2025		December 31, 2024
Operating lease cost	$	3,022	$	2,896
Short-term lease cost		806		1,205
Variable lease cost		396		363
Total lease cost	$	4,224	$	4,464

The following is a summary of the Company's supplemental cash flow information related to leases:

($ in thousands)		December 31, 2025		December 31, 2024
Cash paid for operating lease liabilities	$	3,097	$	2,921
Operating lease assets obtained in exchange for lease liabilities	$	944	$	869

The weighted-average discount rate for operating leases as of December 31, 2025 is 4.1%. The weighted-average remaining lease term for operating leases as of December 31, 2025 is 2.1 years. Future undiscounted cash flows for operating leases for the fiscal periods subsequent to December 31, 2025 are as follows:

($ in thousands)	Operating Leases
2026	$ 2,791
2027	975
2028	547
2029	247
2030	79
Total lease payments	4,639
Less: Interest	(261)
Present value of lease liabilities	$ 4,378

9. BENEFIT PLAN

We sponsor a 401(k) savings plan for eligible employees. We provide a contribution of 3.0% of applicable salary to the plan for all eligible full-time employees with greater than six months of service. Additionally, we match eligible employee contributions at a rate of 25.0% up to the first 4.0% of eligible compensation that is deferred. This matching contribution will be made by us up to a maximum of 1.0% of the employee's applicable salary for all qualified employees.

Our approximate contributions to the 401(k) Plan were as follows:

($ in thousands)	2025	2024
401k plan sponsor contributions	$ 1,513	$ 1,392

Deferred Compensation Plans

The Executive Deferred Compensation Plan, which became effective January 1, 2019, is an unfunded non-qualified deferred compensation plan in which certain executives are eligible to participate.

Under the Executive Deferred Compensation Plan, participants may elect to defer up to 75% of their base compensation and up to 100% of their bonuses, commissions, and other compensation. The deferred amounts are paid in accordance with each participant's elections made on or before December 31 of the prior year. In addition to elective deferrals, the Executive Deferred Compensation Plan permits the Company to make discretionary contributions to eligible participants, provided that any participant who is employed on the last day of a plan year will receive a Company contribution equal to no less than 3% of the participant's base compensation, bonus earned, and non-equity incentive plan compensation in the plan year. Company contributions will vest in accordance with the vesting schedule determined by the Committee, except in the event of the participant's death, disability or retirement, in which case the contributions will vest 100% upon such event. Participants may elect to receive payment in a lump sum cash payment or, in the event of the participant's retirement, in annual installments for a period of up to ten years. In the event of a participant's termination of employment, deferred amounts will generally be paid within 60 days following the later of the date (i) of such termination or (ii) the participant attains age 60, except where such termination is due to such participant's death, in which case deferred amounts will be paid to such participant's beneficiary within 30 days of confirmation of the participant's death.

The deferrals are held in a separate trust, which has been established by the Company to administer the Executive Deferred Compensation Plan. The assets of the trust are subject to the claims of the Company's creditors in the event that the Company becomes insolvent. Consequently, the trust qualifies as a grantor trust for income tax purposes (i.e., a "Rabbi Trust"). The assets held by the trust were approximately $0.6 million and $0.5 million as of December 31, 2025 and December 31, 2024, respectively, and are classified as trading securities within other assets in the accompanying consolidated balance sheets. The liabilities held under the Executive Deferred Compensation Plan were approximately $0.3 million and $0.2 million as of December 31, 2025 and December 31, 2024, and are classified within deferred liabilities in the accompanying consolidated balance sheets. Changes in the deferred compensation assets and liabilities are charged to operating expenses in the accompanying consolidated statements of operations.

In 2020, we entered into a second deferred compensation plan (the "Dominican Plan"), which became effective August 18, 2020 and is a non-qualified deferred compensation plan for certain key employees at our Dominican Republic manufacturing facility.

Under the Dominican Plan, key employees will receive a set dollar amount, as defined in the agreement, at the later of five years following the effective date of the agreement or upon the employee attaining the age of 65. Payments are due within 30 days of the employee's retirement. If the employee terminates their employment, for any reason, prior to their retirement and five years after the effective date of the agreement, the employee is not eligible to receive a payout. The funds are accrued based on service and are not held in an investment or trust account. The total liabilities held under the Dominican Plan were approximately $0.4 million as of December 31, 2025 and December 31, 2024, and are classified within deferred liabilities in the accompanying consolidated balance sheets.

10. TAXES

We use the asset and liability method of accounting for income taxes based on ASC 740, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the asset will not be realized. We recognize Global Intangible Low-Taxed Income ("GILTI") as a period expense in the period the tax is incurred. We do not record deferred tax assets or liabilities for basis differences that may result in future GILTI inclusions.

A breakdown of our income tax expense (benefit) for the years ended December 31 is as follows:

($ in thousands)		2025		2024
Federal:				
Current	$	2,107	$	(926)
Deferred		2,576		2,337
Total Federal		4,683		1,411
State & local:				
Current		274		140
Deferred		(238)		148
Total State & local		36		288
Foreign:				
Current		199		878
Deferred		(12)		94
Total Foreign		187		972
Total	$	4,906	$	2,671

The following table reconciles the taxes calculated at the U.S. federal statutory tax rate to the total income tax expense for the year ended December 31, 2025:

($ in thousands)	Amount	Percent
Income Taxes at U.S. statutory rate	$ 5,722	21.0%
State and local income taxes, net of federal income tax effect [a]	29	0.1
Foreign tax effects		
Dominican Republic		
Exempt income from Dominican Republic operations	(451)	(1.7)
Puerto Rico		
Difference in foreign tax rate	(268)	(0.9)
Other	(27)	(0.1)
Other	(188)	(0.7)
Effect of cross-border laws		
Foreign branch income	331	1.2
Other	(109)	(0.3)
Tax credits	104	0.4
Nontaxable or nondeductible items	90	0.3
Other adjustments		
Deferred adjustment	(349)	(1.3)
Other	22	0.1
Total income tax expense	$ 4,906	18.1%

[a]State Taxes in Georgia and California made up the majority (greater than 50 percent) of the tax effect in this category.

The following table presents the required disclosures prior to our adoption of ASU 2023-09 and reconciles the taxes calculated at the U.S. federal statutory tax rate to the total income tax expense for the year ended December 31, 2024:

($ in thousands)	Amount
Expected expense at statutory rate	$ 2,947
Increase (decrease) in income taxes resulting from:	
Tax on repatriated earnings from Dominican Republic operations	399
State and local income taxes	227
Tax rate differential effect of foreign operations	230
Permanent differences	165
Change in valuation allowance	(200)
Provision to return filing adjustments and other	(117)
Foreign tax credit	(468)
Exempt income from Dominican Republic operations due to tax holiday	(512)
Total income tax expense	$ 2,671

Deferred income taxes recorded in the Consolidated Balance Sheets at December 31, 2025 and 2024 consisted of the following:

($ in thousands)	2025		2024	
Deferred tax assets:				
Inventories	$	2,133	$	3,640
Asset valuation allowances and accrued expenses		1,022		957
Lease assets		688		1,252
Transaction costs		525		608
Net operating losses		135		318
State and local income taxes		107		195
Pension and deferred compensation		73		56
163(J) Interest limitation		26		262
Total deferred tax assets		4,709		7,288
Valuation allowances		(2)		(155)
Total deferred tax assets		4,707		7,133
Deferred tax liabilities:				
Intangible assets		12,723		11,908
Fixed assets		2,729		3,231
Other assets		751		587
Lease liability		656		1,195
Tollgate tax on Lifestyle earnings		228		228
State and local income taxes		1		28
Total deferred tax liabilities		17,088		17,177
Net deferred tax liability	$	12,381	$	10,044

The valuation allowance as of December 31, 2025 is related to certain foreign income tax net operating loss carry forwards.

We have provided Puerto Rico tollgate taxes on approximately $3.7 million of accumulated undistributed earnings of Lifestyle prior to the fiscal year ended June 30, 1994 that would be payable if such earnings were repatriated to the U.S. In 2001, we received abatement for Puerto Rico tollgate taxes on all earnings subsequent to June 30, 1994; thus no other provision for tollgate tax has been made on earnings after that date. If we repatriate the earnings from Lifestyle, $0.2 million of tollgate tax would be due as of December 31, 2025.

We are subject to income taxes in the U.S. and various foreign jurisdictions. The Company benefits from tax incentive programs in certain foreign jurisdictions, principally Puerto Rico and the Dominican Republic.

Our Puerto Rican operations are subject to a Grant of Tax Exemption under Puerto Rico Act 60-2019. This grant, which constitutes a contractual agreement with the Government of Puerto Rico, provides for a 15-year exemption period effective January 1, 2022. Under the terms of the grant, qualifying income is subject to a fixed income tax rate of 4.0%. For the year ended December 31, 2025, we generated approximately $1.6 million of income subject to the 4.0% preferential tax rate.

Our operations in the Dominican Republic operate under the Free Trade Zone regime pursuant to Law No. 8-90. Under this regime, we benefit from a tax incentive program that includes a 0% income tax rate on qualifying income. The operating permit, which allows us to legally operate under the country's Free Zone regime, was issued by the National Free Zone Council and is valid until 2032 upon which time it will be renewed. For the year ended December 31, 2025, we generated approximately $2.1 million of income subject to the 0% income tax rate.

Income tax payments by jurisdiction, net of refunds, were composed of the following for the year ended December 31, 2025:

($ in thousands)	Amount	
Federal	$	3,349
State		60
Foreign:		
China		473
All Other		332
Total	$	4,214

For the year ended December 31, 2024, we received total tax refunds of approximately $1.9 million, net of payments.

We are subject to tax examinations in various taxing jurisdictions. The earliest exam years open for examination are as follows:

	Earliest Exam Year
Taxing Authority Jurisdiction:	
U.S. Federal	2022
Various U.S. States	2021
Puerto Rico (U.S. Territory)	2020
Canada	2020
China	2020
Mexico	2020
United Kingdom	2021
Australia	2021

Our policy is to accrue interest and penalties on any uncertain tax position as a component of income tax expense. As of December 31, 2025, no such expenses were recognized during the year. We do not believe there will be any material changes in our uncertain tax positions over the next 12 months.

Accounting for uncertainty in income taxes requires financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. Under this guidance, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the standard. We did not have any unrecognized tax benefits and there was no effect on our financial condition or results of operations.

11. SHAREHOLDERS' EQUITY

Repurchase of Common Stock

On February 24, 2025, Rocky Brands announced that its Board of Directors approved a share repurchase program of up to $7,500,000 of the Company's outstanding common stock, no par value per share. Under the repurchase program, which expired on February 24, 2026, common shares could be purchased in open market or privately negotiated transactions in compliance with the Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements, and other relevant factors. This share repurchase program did not obligate the Company to acquire any particular amount of common stock and may have been suspended at any time at the Company's discretion.

During the year ended December 31, 2025, 10,456 shares of outstanding common stock were repurchased under the plan on the open market with an average price paid per share of $19.21. As of December 31, 2025, $7,299,140 remained available under the stock repurchase program for repurchase.

Preferred Shares

The Company has authorized 250,000 shares of voting preferred stock with no par value. No shares are issued or outstanding. Also, the Company has authorized 250,000 shares of non-voting preferred stock with no par value. Of these, 125,000 shares have been designated Series A non-voting convertible preferred stock with a stated value of $0.06 per share, of which no shares are issued or outstanding at December 31, 2025 and 2024.

12. SHARE-BASED COMPENSATION

On May 7, 2014, our shareholders approved the 2014 Omnibus Incentive Plan and in May 2021 this plan was amended as our shareholders authorized an additional 600,000 shares (as amended, the "2014 Plan"). The 2014 Plan included 1,100,000 of our common shares that may have been granted under various types of awards as described in the 2014 Plan. As of December 31, 2024, there were no shares authorized to issue under the 2014 Plan as the plan expired upon adoption of the 2024 Omnibus Incentive Plan.

On June 5, 2024, our shareholders approved the 2024 Omnibus Incentive Plan (the "2024 Plan"). The purpose of the 2024 Plan was to authorize shares to be available for grant upon expiration of the 2014 Plan and to make other design changes based on recent corporate governance and other trends. We carried over 472,862 shares that remained available under the 2014 Plan and our shareholders authorized an additional 27,138 shares for the 2024 Plan for a total of 500,000 shares eligible for grant under the 2024 Plan. As of December 31, 2025, we were authorized to issue 448,788 shares under the 2024 Plan.

During the years ended December 31, 2025 and 2024, we issued 28,678 shares and 19,634 shares of common stock to members of our Board of Directors, respectively.

Stock Options

There were no options granted for the year ended December 31, 2025 and 2024.

For the years ended December 31, 2025 and 2024, we recognized share-based compensation expense and the corresponding tax benefit as follows:

($ in thousands)	2025	2024
Share-based compensation expense	$ 1,617	$ 1,294
Tax benefit	272	220

The following summarizes stock option activity for the year ended December 31, 2025:

($ amounts are per share)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Actual Term	Aggregate Intrinsic Value
Options outstanding at January 1, 2025	199,700	$ 28.82		
Issued	-	-		
Exercised	(31,800)	25.43		
Forfeited or expired	(17,850)	28.18		
Options outstanding at December 31, 2025	150,050	$ 29.62	3.5	$ 477,497
Expected to vest	16,900	$ 35.57	5.6	$ 7,686
Exercisable at December 31, 2025	133,150	$ 28.86	3.2	$ 469,811

For the years ended December 31, 2025 and 2024, cash received for the exercise of stock options was approximately $0.8 million and $0.6 million, respectively.

Restricted Stock Units

Under the 2024 Omnibus Incentive Plan, restricted stock units may be granted to certain eligible employees and officers in accordance with the applicable equity compensation agreements. Subject to participants' continued employment and other plan terms and conditions, the awards generally vest over three years. The fair value of each restricted stock unit is estimated based on the fair value of the Company's common stock on the date of the grant.

The following table summarizes the status of the Company's restricted stock units and activity as of December 31, 2025:

| | Restricted Stock Units | |
| | | Weighted-Average Grant Date Fair |
($ amounts are per share)	Quantity	Value Per Share
Nonvested at January 1, 2025	53,423	$ 26.54
Granted	45,286	21.52
Vested	(652)	12.79
Forfeited	(635)	23.62
Nonvested at December 31, 2025	97,422	$ 24.32

As of December 31, 2025, the total unrecognized compensation cost related to non-vested stock options and restricted stock units was approximately $1.0 million with a weighted-average expense recognition period of 1.5 years.

13. EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding during each period. The diluted earnings per share computation includes common share equivalents, when dilutive.

A reconciliation of the shares used in the basic and diluted income per common share computation for the years ended December 31, as follows:

| | Twelve Months Ended December 31, | |
(shares in thousands)	2025	2024
Basic - weighted average shares outstanding	7,474	7,437
Dilutive restricted share units	44	23
Dilutive stock options	12	20
Diluted - weighted average shares outstanding	7,530	7,480
Anti-dilutive securities	122	120

14. REVENUE

Overview

Our products are distributed through three distinct channels, which represent our business segments: Wholesale, Retail, and Contract Manufacturing. In our Wholesale business, we distribute our products through a wide range of distribution channels representing thousands of retail store locations in the U.S., the U.K., and other international markets such as Europe. Our Wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, mass merchants, uniform stores, farm store chains, specialty safety stores, specialty retailers and online retailers. Our Retail business includes direct sales of our products to consumers through our business-to-business web platform, e-commerce websites, third-party marketplaces and our Rocky Outdoor Gear Store. Our Contract Manufacturing segment includes sales to the U.S. Military, private label sales and any sales to customers in which we are contracted to manufacture or source a specific footwear product for a customer.

Nature of Performance Obligations

Revenue is recognized when the performance obligations under the terms of a contract with our customer are satisfied. The performance obligation is satisfied, and revenue is recorded when control passes to the customer which is generally upon shipment to the customer or at the time of sale for our outdoor gear store customers. Revenue is measured as the amount of consideration we expect to receive in exchange for the transfer of our products, which is the net sales price.

The net sales price includes estimates of variable consideration for which reserves are established. Components of variable consideration include discounts and allowances, customer rebates, markdowns, and product returns. These reserves are based on the amounts earned, or to be claimed, on the related sales of our products.

Elements of variable consideration including discounts and allowances and rebates are determined at contract inception and are reassessed at each reporting date, at a minimum, to reflect any change in the types of variable consideration offered to the customer. We determine estimates of variable consideration based on evaluations of each type of variable consideration and customer contract, historical and anticipated trends, and current economic conditions. Overall, these reserves reflect our best estimates of the amount of consideration to be earned on the related sales. Actual amounts of consideration ultimately received may differ from our estimates. If actual results in the future vary from our estimates, we will adjust these estimates, which would affect net revenue and earnings in the period such variances become known.

Our estimated sales returns are based on historical customer return data and known or anticipated returns not yet received from customers. Actual returns in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns are significantly higher or lower than the established reserves, a reduction or increase to net revenues is recorded in the period in which the determination is made.

On occasion, we enter into non-cancellable contracts with the U.S. Military and other customers with a duration of one year or less. The contractual minimum payments under such contracts may result in current contract receivable balances.

Current contract liabilities are performance obligations that we expect to satisfy or relieve within the next twelve months, advance consideration obtained prior to satisfying a performance obligation, or unconditional obligations to provide goods or services under non-cancellable contracts before the transfer of goods or services to the customer has occurred.

As of December 31, 2025 and 2024, there are no contract receivable or contract liability balances outstanding.

Disaggregation of Revenue

All revenues are recognized at a point in time when control of our products pass to the customer at point of shipment or point of sale for outdoor gear store customers. Because all revenues are recognized at a point in time and are disaggregated by channel, our segment disclosures are consistent with disaggregation requirements. See Note 16 - Segment Information for segment disclosures.

15. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow for the years ended December 31, as follows:

	Twelve Months Ended December 31,	
(*$ in thousands*)	2025	2024
Interest paid	$ 9,355	$ 16,170
Property, plant, and equipment purchases in accounts payable	$ 861	$ 484

16. SEGMENT INFORMATION

Reportable Segments - We have identified three reportable segments: Wholesale, Retail, and Contract Manufacturing.

Wholesale. In our Wholesale segment, our products are offered in thousands of retail locations representing a wide range of distribution channels in the U.S., U.K. and other international markets, mainly in Europe. These distribution channels vary by product line and target market and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, mass merchants, uniform stores, farm store chains, specialty safety stores, specialty retailers and online retailers.

Retail. In our Retail segment, we market directly to consumers through our Lehigh business-to-business including direct sales and through our CustomFit websites, consumer e-commerce websites, third-party marketplaces, and our Rocky Outdoor Gear Store. Through our outdoor gear store, we generally sell first quality or discontinued products in addition to a limited amount of factory damaged goods, which typically carry lower gross margins.

Contract Manufacturing. In our Contract Manufacturing segment, we include sales to the U.S. Military, private label sales and any sales to customers in which we are contracted to manufacture or source a specific footwear product for a customer.

Net sales to foreign countries represented approximately 2.3% of net sales in 2025 and 3.2% of net sales in 2024.

The net book value of fixed assets located outside of the U.S. totaled $11.1 million at December 31, 2025, of which approximately $3.7 million resides in the Dominican Republic and approximately $7.4 million resides in China.

Our Chief Operating Decision Maker ("CODM") is our Chief Executive Officer (CEO), who evaluates operating results and performance based on net sales and gross margin. Our CODM also uses results of net sales and gross margin to evaluate segment performance and allocate resources as the primary metrics for overall segment evaluation. Operating expenses such as warehousing, distribution, marketing and other key activities supporting our operations are integrated to maximize efficiency and productivity; therefore, we do not include these expenses within our segment results, but instead review them at the consolidated level.

The following is a summary of segment results for the Wholesale, Retail, and Contract Manufacturing segments for the years ended December 31:

		Year Ended December 31,		
($ in thousands)		2025		2024
NET SALES:				
Wholesale	$	316,561	$	313,340
Retail		152,889		126,868
Contract Manufacturing		12,526		13,564
Total Net Sales	$	481,976	$	453,772
COST OF GOODS SOLD:				
Wholesale	$	192,932	$	196,095
Retail		79,835		66,715
Contract Manufacturing		11,919		11,952
Total Cost of Goods Sold	$	284,686	$	274,762
GROSS MARGIN:				
Wholesale	$	123,629	$	117,245
Retail		73,054		60,153
Contract Manufacturing		607		1,612
Total Gross Margin	$	197,290	$	179,010

Segment asset information is not prepared or used to assess segment performance.

Product Line Information - The following is supplemental information on net sales by product line for the years ended December 31:

($ in thousands)	Wholesale		Retail		Contract Manufacturing		Total		% of Sales
					2025				
Work footwear	$	100,250	$	90,886	$	2,504	$	193,640	40.2%
Outdoor footwear		120,484		45,216		-		165,700	34.4%
Western footwear		67,483		8,897		-		76,380	15.8%
Duty and commercial military footwear		27,432		3,297		-		30,729	6.4%
Military footwear		-		-		10,022		10,022	2.1%
Other		912		4,593		-		5,505	1.1%
Total	$	316,561	$	152,889	$	12,526	$	481,976	100%

($ in thousands)	Wholesale		Retail		Contract Manufacturing		Total		% of Sales
					2024				
Work footwear	$	106,187	$	81,873	$	2,289	$	190,349	41.9%
Outdoor footwear		100,872		29,350		-		130,222	28.7%
Western footwear		74,040		8,599		-		82,639	18.2%
Duty and commercial military footwear		31,476		3,071		-		34,547	7.6%
Military footwear		-		-		11,275		11,275	2.5%
Other		765		3,975		-		4,740	1.0%
Total	$	313,340	$	126,868	$	13,564	$	453,772	100%

17. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved in legal proceedings in the ordinary course of business. Unless otherwise stated, we believe that the likelihood of the resolution being materially adverse to our financial statements is remote and as such have not recorded any contingent liabilities within the accompanying Consolidated Financial Statements.

Gain Contingency

In June 2022, we became aware of a misclassification of Harmonized Tariff Schedule (HTS) codes filed with the U.S. Customs and Border Protection (U.S. Customs) on certain products imported into the U.S. during 2021 and 2022. As a result of the misclassification of HTS codes we have paid duties in excess of the required amount. We are in the process of filing multiple post summary corrections with U.S. Customs to seek refunds of duties paid in excess of the correct HTS codes. We have the potential to recover the total amount of overpaid duties resulting in a potential refund of approximately $7.7 million, of which we have received $5.1 million to date. No refunds were received for the twelve months ended December 31, 2025 and 2024. We are accounting for these post summary corrections as a gain contingency, and as such have not recorded these potential refunds within the accompanying consolidated balance sheet due to uncertainty of collection. Refunds received will be recognized as a reduction to the cost of goods sold when, and if, the refunds are received.

18. SUBSEQUENT EVENTS

Repurchase of Common Stock

On February 24, 2026, Rocky Brands announced that its Board of Directors approved a new share repurchase program of up to $7,500,000 of the Company's outstanding common stock, no par value per share. This repurchase program replaces the previous repurchase program authorized by the Board of Directors that expired on February 24, 2026 and has a one year term expiring on February 23, 2027.

Dividends Declared

On February 17, 2026, Rocky Brands announced that its board of directors declared a quarterly cash dividend of $0.155 per share of outstanding common stock, to be paid on March 16, 2026 to all shareholders of record as of the close of business on March 2, 2026. The declaration and payment of future dividends and the establishment of future record dates and payment dates are subject to the quarterly determination of the board of directors.

Subsequent Event

On February 20, 2026, the U.S. Supreme Court ruled that certain tariffs imposed under the International Emergency Economic Powers Act ("IEEPA") were unlawful. The ultimate availability, timing, and amount of any potential refunds associated with IEEPA tariffs previously paid by the Company remain highly uncertain and are subject to further legal, regulatory, and administrative developments. Following the Supreme Court's decision, the U.S. presidential administration announced its intention to invoke other laws to collect tariffs and announced new tariffs on imports from all countries, in addition to any existing non-IEEPA tariffs. There remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, tariff levels, and whether additional tariffs or other retaliatory actions may be imposed, modified, or suspended, and the impacts of such actions on the Company's business. The Company continues to monitor and evaluate these developments and assess their potential impact on the Company's business, financial condition, and results of operations.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Changes in Internal Control over Financial Reporting

There have been no material changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2025. The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of our businesses. Based upon that evaluation under the framework in Internal Control – Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2025. Deloitte & Touche LLP, our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal controls over financial reporting which is included within this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Rocky Brands, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Rocky Brands, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 11, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
Columbus, Ohio
March 11, 2026

ITEM 9B. OTHER INFORMATION.

Trading Plans

During the three months ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item is included under the captions "ELECTION OF DIRECTORS," "INFORMATION CONCERNING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "INFORMATION CONCERNING EXECUTIVE OFFICERS" and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders (the "Company's Proxy Statement") to be held on June 3, 2025, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is included under the captions "EXECUTIVE COMPENSATION" and "REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS" and "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS.

The information required by this item is included under the caption "PRINCIPAL HOLDERS OF VOTING SECURITIES - OWNERSHIP OF COMMON STOCK BY MANAGEMENT," "- OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS," and "EQUITY COMPENSATION PLAN INFORMATION," in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this item is included under the caption "INFORMATION CONCERNING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE" and "TRANSACTIONS WITH RELATED PERSONS" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is included under the caption "FEES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   THE FOLLOWING DOCUMENTS ARE FILED AS PART OF THIS REPORT:

(1) The following Financial Statements are included in this Annual Report on Form 10-K in Item 8:

- Report of Independent Registered Public Accounting Firm

- Consolidated Balance Sheets as of December 31, 2025 and 2024

- Consolidated Statements of Operations for the years ended December 31, 2025 and 2024

- Consolidated Statements of Shareholders' Equity for the years ended December 31, 2025 and 2024

- Consolidated Statements of Cash Flows for the years ended December 31, 2025 and 2024

- Notes to Consolidated Financial Statements

(2) Exhibits:

Exhibit Number	Description
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
3.2	Amendment to Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
3.3 (P)	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1, registration number 33-56118 (the "Registration Statement")).
4.1 (P)	Form of Stock Certificate for the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement).
4.2	Articles Fourth, Fifth, Sixth, Seventh, Eighth, Eleventh, Twelfth, and Thirteenth of the Company's Second Amended and Restated Articles of Incorporation (see Exhibit 3.1).
4.3 (P)	Articles I and II of the Company's Code of Regulations (see Exhibit 3.3).
4.4	Description of Common Stock (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020).
10.01	Form of Indemnification Agreement entered into between the Company and its directors and executive officers. (incorporated by reference to Exhibit 10.01 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018).
10.02	Schedule of directors and executive officers who have entered into the form of Indemnification Agreement. (incorporated by reference to Exhibit 10.02 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023).
10.03	Amended and Restated Lease Agreement, dated March 1, 2002, between Rocky Shoes & Boots Co. and William Brooks Real Estate Company regarding the Nelsonville factory (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

10.04	Lease Contract dated December 16, 1999, between Lifestyle Footwear, Inc. and The Puerto Rico Industrial Development Company (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.05	Amended and Restated 2014 Omnibus Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement for the 2021 Annual Meeting of Shareholders, held on May 26, 2021, filed on April 21, 2021).
10.06	Renewal of Lease Contract, dated June 24, 2004, between Five Star Enterprises Ltd. and the Dominican Republic Corporation for Industrial Development (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.07	Second Amendment to Lease Agreement, dated as of July 26, 2004, between Rocky Shoes & Boots, Inc. and the William Brooks Real Estate Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
10.08	Form of Option Award Agreement under the 2024 Omnibus Incentive Plan.
10.09	Form of Restricted Stock Unit Award Agreement under the 2024 Omnibus Incentive Plan.
10.10	Form of Performance Stock Unit Award under the 2024 Omnibus Incentive Plan.
10.11	Employment Agreement, dated January 1, 2019, by and between the Company and Jason Brooks (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 31, 2018, filed January 7, 2019).
10.12	Employment Agreement, dated January 1, 2019, by and between the Company and Thomas Robertson (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 31, 2018, filed January 7, 2019).
10.13	Employment Agreement, dated January 1, 2019, by and between the Company and Byron Wortham (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 31, 2018, filed January 7, 2019).
10.14	Amended and Restated ABL Loan and Security Agreement, dated April 26, 2024, between the Company and Bank of America, N.A. as Agent, Sole Arranger and Sole Bookrunner and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 26, 2024 and filed April 30, 2024).
10.15	Rocky Brands, Inc. 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit A to the Company's 2024 Proxy Statement filed April 29, 2024).
19	Rocky Brands, Inc. Securities Law Compliance Program (incorporated by reference to Exhibit 19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024).
21*	Subsidiaries of the Company.
23.1*	Independent Registered Public Accounting Firm's Consent of Deloitte & Touche LLP
24*	Power of Attorney.
31.1*	Rule 13a-14(a) Certification of Principal Executive Officer.
31.2*	Rule 13a-14(a) Certification of Principal Financial Officer.

32**	Section 1350 Certification of Principal Executive Officer/Principal Financial Officer.
97	Rocky Brands, Inc. Clawback Policy (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023).
101*	Attached as Exhibits 101 to this report are the following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2025 formatted in Inline eXtensible iXBRL ("eXtensible Business Reporting Language"): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Cash Flows, and (vi) related notes to these financial statements.
104*	Cover Page Interactive Data File, formatted in Inline XBRL and contained in Exhibit 101

* Filed with this Annual Report on Form 10-K.
** Furnished with this Annual Report on Form 10-K.
(P) Paper Filing.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKY BRANDS, INC.

Date: March 11, 2026   By: /s/ JASON BROOKS
                                                            Jason Brooks, Chairman, President and
                                                            Chief Executive Officer
                                                            (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ JASON S. BROOKS Jason S. Brooks	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 11, 2026
/s/ THOMAS D. ROBERTSON Thomas D. Robertson	Chief Financial Officer, Chief Operating Officer and Treasurer (Principal Financial and Accounting Officer)	March 11, 2026
* CURTIS A. LOVELAND Curtis A. Loveland	Assistant Secretary and Director	March 11, 2026
* MICHAEL L. FINN Michael L. Finn	Director	March 11, 2026
*ROBYN R. HAHN Robyn R. Hahn	Director	March 11, 2026
* G. COURTNEY HANING G. Courtney Haning	Lead Director	March 11, 2026
* WILLIAM L. JORDAN William L. Jordan	Director	March 11, 2026
* ROBERT B. MOORE, JR. Robert B. Moore, Jr.	Director	March 11, 2026
* DWIGHT E. SMITH Dwight E. Smith	Director	March 11, 2026
* TRACIE A. WINBIGLER Tracie A. Winbigler	Director	March 11, 2026

By: /s/ JASON BROOKS
Jason Brooks, Attorney-in-Fact

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CONTACT INFORMATION:

BOARD OF DIRECTORS

Jason Brooks
Chairman of the Board,
President and Chief Executive Officer

Michael L. Finn
Chairman, Power Distributors, LLC
President, Chesapeake Realty Company

G. Courtney Haning
Former Chairman and Chief Executive Officer
Peoples National Bancshares, Inc.

Curtis A. Loveland
Partner, Porter, Wright, Morris & Arthur LLP

William L. Jordan
Former President, Designer Brands Inc.

Robert B. Moore, Jr.
Executive Director, Bhartiya International, Ltd.

Tracie Winbigler
Executive Vice President, Business Transformation
and Chief Financial Officer, Amtrack

Robyn R. Hahn
Chief Insurance Officer, Ford Credit

Dwight Smith
Former President and CEO, Sophisticated Systems

OFFICERS

Jason Brooks
Chairman of the Board,
President and
Chief Executive Officer

Tom Robertson
Chief Operating Officer
Chief Financial Officer
and Treasurer

Byron Wortham
SVP, Sales - Durango
and Georgia Boot

Jeremy D. Siegfried
Secretary

CORPORATE OFFICES
39 East Canal Street, Nelsonville, Ohio 45764
(740) 753-1951

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Columbus, Ohio

LEGAL COUNSEL
Porter, Wright, Morris & Arthur LLP
Columbus, Ohio

TRANSFER AGENT AND REGISTRAR
Communications regarding changes
of address, transfer of shares, and lost
certificates should be directed to the
company's stock transfer
and registrar:

Computershare Investor Services
Attn: Shareholder Services
P.O. Box 30170
College Station, TX 77842-3170
(800) 962-4284
www-us.computershare.com/investor/Contact

Stock Listing
NASDAQ Stock Market
Symbol: RCKY

Form 10-K
Copies of the signatures, exhibit index and
exhibits contained therein as filed with the
Securities and Exchange Commission are
available without charge upon written
request to:

> **Tom Robertson**
> Chief Operating Officer
> Chief Financial Officer and Treasurer
> Rocky Brands, Inc.
> 39 East Canal Street
> Nelsonville, Ohio 45764

Investor Information
Corporate and investor information is
available on the company's website at
www.rockybrands.com
















